Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-131943
333-131947
PROSPECTUS SUPPLEMENT
(To prospectus dated April 18, 2006)

1,500,000 Shares

LINCOLN NATIONAL CORPORATION
COMMON STOCK
(No Par Value)

And

 RELATED PLAN INTERESTS

Offered as set forth in this Prospectus Supplement pursuant to the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS’ SAVINGS AND PROFIT-SHARING PLAN

This prospectus supplement relates to 1,500,000 shares of the Common Stock of Lincoln National Corporation to be offered and sold to eligible agents of The Lincoln National Life Insurance Company and certain of its affiliated entities under The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan, which we refer to in this prospectus supplement as the “Plan.”  This prospectus supplement also relates to an indeterminate number of Plan interests in The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan, which are referred to as “Plan Interests” in this prospectus. The Plan Interests do not carry separate voting rights.

Our Common Stock is listed on the New York and Chicago Stock Exchanges under the symbol “LNC.” On May 20, 2008, the last reported sale price of our Common Stock on the New York Stock Exchange composite transaction tape was $54.90 per share.  The Plan Interests are not listed for trading on any securities exchange or included in any automated quotation system.  We will not apply to list the Plan Interests on any securities exchange or to include the Plan Interests in any automated quotation system.

Each investment option offered to participants under the Plan, referred to as investment options or separate accounts, has its own investment objectives or goals and strategies for meeting those objectives.  Investing in each option involves risks, including possible loss of principal, and there is no guarantee that an option will achieve its stated investment objectives.  If an option’s investment manager makes incorrect judgments about the markets, the economy, or companies, the return on a participant’s investment may be adversely affected.  Investments in any of these options are not bank deposits and are not endorsed, insured, or guaranteed by the Federal Deposit Insurance Corporation (FDIC), any government agency, or bank.

Investing in our Common Stock involves risks.  See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 21, 2008

TABLE OF CONTENTS

About this Prospectus Supplement	iii
General Information	1
Forward Looking Statements-Cautionary Language	2
Risk Factors	3
Summary of the Plan	12
Eligibility and Participation	12
Participant Contributions	13
Company Contributions	14
Account Statements	15
Limitations on Contributions	15
Expenses of the Plan	16
Vesting	16
Distributions From the Plan	17
Participant Loans	20
Lump Sum Distributions	21
Periodic Payments of Distributions	22
Fractional Shares	23
Beneficiary Designation	23
Assignment	24
Amendment or Termination of the Plan	24
Administration of the Plan	24
Federal Income Tax Consequences	26
Your Rights and Protections Under ERISA	27
ERISA Claims Procedures	29
Important Information About This Plan	29
Valuation of Investments	31
Your Investment Options	32
Plan Interests are Securities	51
Lincoln National Corporation Common Stock and Preferred Stock	52
Experts	55
Legal Matters	56
Where You Can Find More Information	56
Documents Incorporated By Reference	56

REQUIRED DISCLOSURE FOR NORTH CAROLINA RESIDENTS
THE COM MISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED OF THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement also constitutes a Summary Plan Description, and highlights the key features of the Plan.  This prospectus supplement does not describe all the details of the Plan. The Plan Document explains your benefits, rights and responsibilities in more detail, and is the controlling document in the case of any discrepancy between this prospectus supplement and the Plan Document.  It is important for you to read and consider all information contained in this prospectus supplement in making your investment decision.  You should also read and consider the additional information under the caption “Where You Can Find More Information.”  You should rely only on information in this prospectus supplement, the Plan Document or information to which we have referred you.  We have not authorized anyone to provide you with information that is different.  We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.  The information contained or incorporated by reference in this prospectus supplement is accurate only as of the respective dates of such information.  Our business, financial condition, results of operations and prospectus may have changed since those dates.

If you have any questions about the Plan that are not answered in this Prospectus Supplement, or if you would like a copy of the Plan Document, such additional information can be obtained (without charge) from the Lincoln National Corporation Benefits Committee, c/o William David, 150 N. Radnor Chester Road, Building B, 2nd Floor, Radnor, PA  19087-5238.

IRS CIRCULAR 230 NOTICE: As required by the IRS, we inform you that any tax advice contained in this Prospectus Supplement was not intended or written to be used or referred to, and cannot be used or referred to (i) for the purpose of avoiding penalties under the Internal Revenue Code, or (ii) in promoting, marketing, or recommending to another party any transaction or matter addressed in this Prospectus Supplement.  Individuals should seek tax advice based on their own particular circumstances from an independent tax advisor.

Unless otherwise indicated, all references in this prospectus to “LNC,” “we,” “our,” “us,” or similar terms refer to Lincoln National Corporation together with its subsidiaries and affiliates.

iii

GENERAL INFORMATION

The Lincoln National Life Insurance Company’s (“LNL”) Board of Directors first adopted the Plan on May 11, 1978 for the benefit of eligible participants and those of participating affiliates.  The Plan became effective January 1, 1979.

The Plan enables eligible participants serving as independent contractors to us with a convenient and systematic method of saving.  Under the Plan, there are currently twenty-four (24) investment Accounts, one of which is the LNC Common Stock Account (see the section entitled “Investment of Contributions”). Wells Fargo Bank Minnesota, N.A., Minneapolis, Minnesota, is the Plan Trustee of the Plan (see the sections entitled “Administration of the Plan” and “Plan Trustee”).

LNC is a holding company, which operates multiple insurance and investment management businesses through subsidiary companies.  LNL is its wholly owned subsidiary.  Through our business segments, we sell a wide range of wealth protection, accumulation and retirement income products and solutions.  These products include institutional and/or retail fixed and indexed annuities, variable annuities, universal life insurance, variable universal life insurance, term life insurance, mutual funds and managed accounts.  LNC was organized under the laws of the state of Indiana in 1968.  We currently maintain our principal executive offices at 150 N. Radnor Chester Road, Radnor, Pennsylvania.  “Lincoln Financial Group” is the marketing name for LNC and its subsidiary companies.  As of March 31, 2008, LNC had consolidated assets of $185.3 billion and consolidated stockholders’ equity of $11.1 billion.

We provide products and services in four operating businesses and report results through six business segments, as follows:

(1)	Individual Markets, which includes the Annuities and Life Insurance segments,
(2)	Employer Markets, which includes the Retirement Products and Group Protection segments,
(3)	Investment Management, which is an operating business and segment, and
(4)	Lincoln UK, which is an operating business and segment.

We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus in our insurance subsidiaries that is not allocated to our business units and other corporate investments, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses) and the ongoing amortization of deferred gain on the indemnity reinsurance portion of the sale of our former reinsurance segment to Swiss Re Life & Health America Inc. (“Swiss Re”) in the fourth quarter of 2001.

The results of Lincoln Financial Network (“LFN”) and Lincoln Financial Distributors (“LFD”), our retail and wholesale distributors, are included in the segments for which they distribute products.  LFD distributes our individual products and services primarily through brokers, planners, agents and other intermediaries.  As of December 31, 2007, LFD had approximately 650 internal and external wholesalers (including sales managers).  The Employer Markets group distributes the employer products and services primarily through financial advisors, employee benefit brokers, third party administrators, and other employee benefit firms.  As of December 31, 2007, LFN offered LNC and non-proprietary products and advisory services through a national network of approximately 7,300 active producers who placed business with us within the last twelve months.

The following description of the Plan is a summary of its key terms and provisions. The statements contained in this prospectus concerning the Plan are qualified in their entirety by reference to the terms of the Plan itself, which is the legally controlling document. Eligible participants and their beneficiaries may obtain copies of the Plan upon request, or review them at our principal executive office.

 FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

Certain statements made in this prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”).  A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance.  In particular, these include statements relating to future actions, trends in our business, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings.  We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements.  Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements, include, among others:

•
Legislative, regulatory or tax changes, both domestic and foreign, that affect the cost of, or demand for, our products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserves and/or risk-based capital requirements related to secondary guarantees under universal life and variable annuity products such as Actuarial Guideline VACARVM; restrictions on revenue sharing and 12b-1 payments; and the potential for U.S. Federal tax reform;

•
The initiation of legal or regulatory proceedings against LNC or its subsidiaries, and the outcome of any legal or regulatory proceedings, such as: (a) adverse actions related to present or past business practices common in businesses in which LNC and its subsidiaries compete; (b) adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and extra-contractual and class action damage cases; (c) new decisions that result in changes in law; and (d) unexpected trial court rulings;

•	Changes in interest rates causing a reduction of investment income, the margins of our fixed annuity and life insurance businesses and demand for our products;
•
A decline in the equity markets causing a reduction in the sales of our products, a reduction of asset-based fees that we charge on various investment and insurance products, an acceleration of amortization of deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”) and deferred front-end loads (“DFEL”) and an increase in liabilities related to guaranteed benefit features of our variable annuity products;

•	Ineffectiveness of our various hedging strategies used to offset the impact of changes in the value of liabilities due to changes in the level and volatility of the equity markets and interest rates;
•
A deviation in actual experience regarding future persistency, mortality, morbidity, interest rates or equity market returns from our assumptions used in pricing its products, in establishing related insurance reserves and in the amortization of intangibles that may result in an increase in reserves and a decrease in net income, including as a result of investor-owned life insurance business;

•
Changes in GAAP that may result in unanticipated changes to our net income, including the impact of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities;”

•
Lowering of one or more of our debt ratings issued by nationally recognized statistical rating organizations and the adverse impact such action may have on our ability to raise capital and on its liquidity and financial condition;

•
Lowering of one or more of the insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention and profitability of its insurance subsidiaries;

•
Significant credit, accounting, fraud or corporate governance issues that may adversely affect the value of certain investments in the portfolios of our companies requiring that we realize losses on such investments;

•
The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions, including our ability to successfully integrate Jefferson-Pilot’s businesses, to achieve the expected synergies from the merger or to achieve such synergies within our expected timeframe;

•	The adequacy and collectibility of reinsurance that we have purchased;
•	Acts of terrorism, war or other man-made and natural catastrophes that may adversely affect our businesses and the cost and availability of reinsurance;
•	Competitive conditions, including pricing pressures, new product offerings and the emergence of new competitors, that may affect the level of premiums and fees that we can charge for our products;
•	The unknown impact on our business resulting from changes in the demographics of our client base, as aging baby-boomers move from the asset-accumulation stage to the asset-distribution stage of life;
•	Loss of key management, portfolio managers in the Investment Management segment, financial planners or wholesalers; and
•
Changes in general economic or business conditions, both domestic and foreign, that may be less favorable than expected and may affect foreign exchange rates, premium levels, claims experience, the level of pension benefit costs and funding and investment results.

The risks included here are not exhaustive.  “Risk Factors” below as well as LNC’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the Securities and Exchange Commission (“SEC”) include additional factors that could impact LNC’s business and financial performance, which are incorporated herein by reference.  Moreover, we operate in a rapidly changing and competitive environment.  New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.  In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this prospectus supplement.

 RISK FACTORS

You should carefully consider the risks described below and those incorporated by reference into this prospectus supplement before making an investment decision in the Plan generally, or in the LNC Common Stock Account specifically.  The risks and uncertainties described below and incorporated by reference into this prospectus supplement are not the only ones facing our company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.  If any of these risks actually occur, our business, financial condition and results of operations could be materially affected.  In that case, the value of our Common Stock could decline substantially.  In addition, there are risks in investing your money in the investment choices offering under the Plan.  These risks are discussed with the description of each investment option.

Our reserves for future policy benefits and claims related to our current and future business as well as businesses we may acquire in the future may prove to be inadequate.

Our reserves for future policy benefits and claims may prove to be inadequate.  We establish and carry, as a liability, reserves based on estimates of how much we will need to pay for future benefits and claims.  For our life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the lapse rate of the policies, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive.  The assumptions and estimates we use in connection with establishing and carrying our reserves are inherently uncertain.  Accordingly, we cannot determine with precision the ultimate amounts that we will pay, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims.  If our actual experience is different from our assumptions or estimates, our reserves may prove to be inadequate in relation to our estimated future benefits and claims.  As a result, we would incur a charge to our earnings in the quarter in which we increase our reserves.

Because the equity markets and other factors impact the profitability and expected profitability of many of our products, changes in equity markets and other factors may significantly affect our business and profitability.

The fee revenue that we earn on equity-based variable annuities, unit-linked accounts, VUL insurance policies and investment advisory business is based upon account values.  Because strong equity markets result in higher account values, strong equity markets positively affect our net income through increased fee revenue.  Conversely, a weakening of the equity markets results in lower fee income and may have a material adverse effect on our results of operations and capital resources.

The increased fee revenue resulting from strong equity markets increases the expected gross profits (“EGPs”) from variable insurance products as do better than expected lapses, mortality rates and expenses.  As a result, the higher EGPs may result in lower net amortized costs related to DAC, DSI, VOBA and DFEL.  However, a decrease in the equity markets as well as worse than expected increases in lapses, mortality rates and expenses depending upon their significance, may result in higher net amortized costs associated with DAC, DSI, VOBA and DFEL and may have a material adverse effect on our results of operations and capital resources.

Changes in the equity markets, interest rates and/or volatility affects the profitability of our products with guaranteed benefits; therefore, such changes may have a material adverse effect on our business and profitability.

The amount of reserves related to guaranteed minimum death benefits (“GMDB”) for variable annuities is tied to the difference between the value of the underlying accounts and the guaranteed death benefit, calculated using a benefit ratio approach.  The GMDB reserves take into account the present value of total expected GMDB payments and the present value of total expected assessments over the life of the contract and claims and assessments to date.  The amount of reserves related to guaranteed minimum withdrawal benefits (“GMWB”) and guaranteed income benefits (“GIB”) for variable annuities is based on the fair value of the underlying benefit.  Both the level of expected GMDB payments and expected total assessments used in calculating the benefit ratio are affected by the equity markets.  The liabilities related to GMWB and GIB benefits valued at fair value are impacted by changes in equity markets, interest rates and volatility.  Accordingly, strong equity markets will decrease the amount of GMDB reserves that we must carry, and strong equity markets, increases in interest rates and decreases in volatility will generally decrease the fair value of the liabilities underlying the GMWB and GIB benefits.

Conversely, a decrease in the equity markets will increase the net amount at risk under the GMDB benefits we offer as part of our variable annuity products, which has the effect of increasing the amount of GMDB reserves that we must carry.  Also, a decrease in the equity market along with a decrease in interest rates and an increase in volatility will generally result in an increase in the fair value of the liabilities underlying GMWB and GIB benefits, which has the effect of increasing the amount of GMWB and GIB reserves that we must carry.  Such an increase in reserves would result in a charge to our earnings in the quarter in which we increase our reserves.  We maintain a customized dynamic hedge program that is designed to mitigate the risks associated with income volatility around the change in reserves on guaranteed benefits.  However, the hedge positions may not be effective to exactly offset the changes in the carrying value of the guarantees due to, among other things, the time lag between changes in their values and corresponding changes in the hedge positions, high levels of volatility in the equity markets and derivatives markets, extreme swings in interest rates, contract holder behavior different than expected, and divergence between the performance of the underlying funds and hedging indices.

Changes in interest rates may cause interest rate spreads to decrease and may result in increased contract withdrawals.

Because the profitability of our fixed annuity and interest-sensitive whole life, universal life (“UL”) and fixed portion of variable universal life insurance (“VUL”) insurance business depends in part on interest rate spreads, interest rate fluctuations could negatively affect our profitability.  Changes in interest rates may reduce both our profitability from spread businesses and our return on invested capital.  Some of our products, principally fixed annuities and interest-sensitive whole life, UL and the fixed portion of VUL, have interest rate guarantees that expose us to the risk that changes in interest rates will reduce our “spread,” or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our general account investments intended to support our obligations under the contracts.  Declines in our spread or instances where the returns on our general account investments are not enough to support the interest rate guarantees on these products could have a material adverse effect on our businesses or results of operations.

In periods of increasing interest rates, we may not be able to replace the assets in our general account with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products competitive.  We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets.  In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available.  Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which exacerbates this risk.  Because we are entitled to reset the interest rates on our fixed rate annuities only at limited, pre-established intervals, and since many of our contracts have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

Increases in interest rates may cause increased surrenders and withdrawals of insurance products.  In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to buy products with perceived higher returns.  This process may lead to a flow of cash out of our businesses.  These outflows may require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses.  A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds.

A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors.

Nationally recognized rating agencies rate the financial strength of our principal insurance subsidiaries and rate our debt.  Ratings are not recommendations to buy our securities.  Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future.  Please see “Item 1. Business - Ratings” in LNC’s Annual Report on Form 10-K for the year ended December 31, 2007 (as may be updated in subsequent periodic and current reports filed with the SEC and incorporated herein by reference) for a complete description of our ratings.

Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness.  A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings.  This could lead to a decrease in fees as outflows of assets increase, and therefore, result in lower fee income.  Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions.  The interest rates we pay on our borrowings are largely dependent on our credit ratings.  A downgrade of our debt ratings could affect our ability to raise additional debt with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital.  In addition, a downgrade of these ratings could make it more difficult to raise capital to refinance any maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the current financial strength ratings of our principal insurance subsidiaries described above.

A drop in the rankings of the mutual funds that we manage as well as a loss of key portfolio managers could result in lower advisory fees.

While mutual funds are not rated, per se, many industry periodicals and services, such as Lipper, provide rankings of mutual fund performance.  These rankings often have an impact on the decisions of customers regarding which mutual funds to invest in.  If the rankings of the mutual funds for which we provide advisory services decrease materially, the funds’ assets may decrease as customers leave for funds with higher performance rankings.  Similarly, a loss of our key portfolio managers who manage mutual fund investments could result in poorer fund performance, as well as customers leaving these mutual funds for new mutual funds managed by the portfolio managers.  Any loss of fund assets would decrease the advisory fees that we earn from such mutual funds, which are generally tied to the amount of fund assets and performance.  This would have an adverse effect on our results of operations.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

Our insurance subsidiaries are subject to extensive supervision and regulation in the states in which we do business.  The supervision and regulation relate to numerous aspects of our business and financial condition.  The primary purpose of the supervision and regulation is the protection of our insurance contract holders, and not our investors.  The extent of regulation varies, but generally is governed by state statutes.  These statutes delegate regulatory, supervisory and administrative authority to state insurance departments.  This system of supervision and regulation covers, among other things:

•	Standards of minimum capital requirements and solvency, including risk-based capital measurements;
•	Restrictions of certain transactions between our insurance subsidiaries and their affiliates;
•	Restrictions on the nature, quality and concentration of investments;
•	Restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations;
•	Limitations on the amount of dividends that insurance subsidiaries can pay;
•	The existence and licensing status of the company under circumstances where it is not writing new or renewal business;
•	Certain required methods of accounting;
•	Reserves for unearned premiums, losses and other purposes; and
•
Assignment of residual market business and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations, which may change from time to time.  Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals.  If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines.  Further, insurance regulatory authorities have relatively broad discretion to issue orders of supervision, which permit such authorities to supervise the business and operations of an insurance company.  As of December 31, 2007, no state insurance regulatory authority had imposed on us any substantial fines or revoked or suspended any of our licenses to conduct insurance business in any state or issued an order of supervision with respect to our insurance subsidiaries, which would have a material adverse effect on our results of operations or financial condition.

In addition, LFN and LFD, as well as our variable annuities and variable life insurance products, are subject to regulation and supervision by the SEC and Financial Industry Regulatory Authority (“FINRA”).  Our Investment Management segment, like other investment management companies, is subject to regulation and supervision by the SEC,

FINRA, the Municipal Securities Rulemaking Board, the Pennsylvania Department of Banking and jurisdictions of the states, territories and foreign countries in which they are licensed to do business.  Lincoln UK is subject to regulation by the Financial Services Authority in the U.K.  These laws and regulations generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the subsidiaries from carrying on their businesses in the event that they fail to comply with such laws and regulations.  Finally, our radio operations require a license, subject to periodic renewal, from the Federal Communications Commission to operate.  While management considers the likelihood of a failure to renew remote, any station that fails to receive renewal would be forced to cease operations.

Many of the foregoing regulatory or governmental bodies have the authority to review our products and business practices and those of our agents and employees.  In recent years, there has been increased scrutiny of our businesses by these bodies, which has included more extensive examinations, regular “sweep” inquiries and more detailed review of disclosure documents.  These regulatory or governmental bodies may bring regulatory or other legal actions against us if, in their view, our practices, or those of our agents or employees, are improper.  These actions can result in substantial fines, penalties or prohibitions or restrictions on our business activities and could have a material adverse effect on our business, results of operations or financial condition.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of GAAP, which is periodically revised and/or expanded.  Accordingly, from time to time we are required to adopt new or revised accounting standards or guidance issued by recognized authoritative bodies, including the Financial Accounting Standards Board.  It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.

Federal and state regulators continue to focus on issues relating to variable insurance products, including suitability and replacements and sales to seniors.  Like others in the industry, we have received inquiries including requests for information regarding sales to seniors from FINRA.  We are in the process of responding to these inquiries.  We continue to cooperate fully with such authority.  In addition, we are, and in the future may be, subject to legal actions in the ordinary course of our insurance and investment management operations, both domestically and internationally.  Pending legal actions include proceedings relating to aspects of our businesses and operations that are specific to us and proceedings that are typical of the businesses in which we operate.  Some of these proceedings have been brought on behalf of various alleged classes of complainants.  In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.  Substantial legal liability in these or future legal or regulatory actions could have a material financial effect or cause significant harm to our reputation, which in turn could materially harm our business prospects.  For more information on pending material legal proceedings, see “Item 3. Legal Proceedings” in LNC’s Annual Report on Form 10-K for the year ended December 31, 2007 (as may be updated in subsequent periodic and current reports filed with the SEC and incorporated herein by reference) for a description of our reportable litigation.

Changes in U.S. federal income tax law could make some of our products less attractive to consumers and increase our tax costs.

The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JGTRRA”) contain provisions that have and will (in the absence of any further legislation) continue, near term, to significantly lower individual tax rates.  These may have the effect of reducing the benefits of deferral on the build-up of value of annuities and life insurance products.  EGTRRA also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent’s estate.  Many of these provisions expire in 2010, unless extended.  The Bush Administration continues to propose that many of the foregoing rate reductions, as well as elimination of the estate tax, be made permanent, and continues to propose several tax-favored savings initiatives, that, if enacted by Congress, could also adversely affect the sale of our annuity, life and tax-qualified retirement products and increase the surrender of such products.  Although we cannot predict the overall effect on the sales of our products of the tax law changes included in these Acts, some of these changes might hinder our sales and result in the increased surrender of insurance products.

In addition, changes to the Internal Revenue Code, administrative rulings or court decisions could increase our effective tax rate.  In this regard, on August 16, 2007, the Internal Revenue Service (“IRS”) issued a revenue ruling which purports, among other things, to modify the calculation of separate account deduction for dividends received by life insurance companies.  Subsequently, the IRS issued another revenue ruling that suspended the August 16, 2007 ruling and announced a new regulation project on the issue.  The current separate account deduction for dividends calculation lowered the effective tax rate by approximately 4% for the year ended December 31, 2007.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our businesses or result in losses.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future.  Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective.  Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models.  As a result, these methods may not predict future exposures, which could be significantly greater than the historical measures indicate, such as the risk of pandemics causing a large number of deaths.  Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.  Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

We are a holding company and we have no direct operations.  Our principal asset is the capital stock of our insurance and investment management subsidiaries.

Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders and corporate expenses depends upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us.  Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds.  Changes in these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.

We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.

We follow the insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries (known as ceding).  As of December 31, 2007, we have ceded approximately $351 billion of life insurance in-force to reinsurers for reinsurance protection.  Although reinsurance does not discharge our subsidiaries from their primary obligation to pay contract holders for losses insured under the policies we issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk.  As of December 31, 2007, we had $8.2 billion of reinsurance receivables from reinsurers for paid and unpaid losses, for which they are obligated to reimburse us under our reinsurance contracts.  Of this amount, $4.3 billion relates to the sale of our reinsurance business to Swiss Re in 2001 through an indemnity reinsurance agreement.  Swiss Re has funded a trust to support this business.  The balance in the trust changes as a result of ongoing reinsurance activity and was $1.8 billion as of December 31, 2007.  In addition, should Swiss Re’s financial strength ratings drop below either S&P AA- or A.M. Best A or their NAIC risk based capital ratio fall below 250%, assets equal to the reserves supporting business reinsured must be placed into a trust according to pre-established asset quality guidelines.  Furthermore, approximately $2.1 billion of the Swiss Re treaties are funds-withheld structures where we have a right of offset on assets backing the reinsurance receivables.

Included in the business sold to Swiss Re through indemnity reinsurance in 2001 was disability income business.  Swiss Re is disputing its obligation to pay approximately $73 million of reinsurance recoverables on certain of this income disability business.  We have agreed to arbitrate this dispute with Swiss Re.  Although the outcome of the arbitration is uncertain, we currently believe that it is probable that we will ultimately collect the full amount of the reinsurance recoverable from Swiss Re and that Swiss Re will ultimately remain at risk on all of its obligations on the disability income business that it acquired from us in 2001.

During the third quarter of 2006, one of LNL’s reinsurers, Scottish Re Group Ltd (“Scottish Re”), received rating downgrades from various rating agencies.  As of December 31, 2007, of the $800 million of fixed annuity business that LNL reinsures with Scottish Re, approximately 71% is reinsured through the use of Modco treaties, in which LNL possesses the investments that support the reserves ceded to Scottish Re.  For its annuity business ceded on a coinsurance basis, Scottish Re had previously established an irrevocable investment trust for the benefit of LNL that supports the reserves.  In addition to fixed annuities, LNL has approximately $108 million of policy liabilities on the life insurance business it reinsures with Scottish Re.  Scottish Re continues to perform under its contractual responsibilities to LNL.

The balance of the reinsurance is due from a diverse group of reinsurers.  The collectibility of reinsurance is largely a function of the solvency of the individual reinsurers.  We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business.  We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.  Despite these measures, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, especially Swiss Re, could have a material adverse effect on our results of operations and financial condition.

Significant adverse mortality experience may result in the loss of, or higher prices for, reinsurance.

We reinsure a significant amount of the mortality risk on fully underwritten newly issued, individual life insurance contracts.  We regularly review retention limits for continued appropriateness and they may be changed in the future.  If we were to experience adverse mortality or morbidity experience, a significant portion of that would be reimbursed by our reinsurers.  Prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers not willing to offer coverage.  If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net exposures or revise our pricing to reflect higher reinsurance premiums.  If this were to occur, we may be exposed to reduced profitability and cash flow strain or we may not be able to price new business at competitive rates.

Catastrophes may adversely impact liabilities for contract holder claims and the availability of reinsurance.

Our insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic, an act of terrorism or other event that causes a large number of deaths or injuries.  Significant influenza pandemics have occurred three times in the last century, but the likelihood, timing, or the severity of a future pandemic cannot be predicted.  In our group insurance operations, a localized event that affects the workplace of one or more of our group insurance customers could cause a significant loss due to mortality or morbidity claims.  These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event.  Pandemics, hurricanes, earthquakes and man-made catastrophes, including terrorism, may produce significant damage in larger areas, especially those that are heavily populated.  Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition.  Also, catastrophic events could harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries.  Accordingly, our ability to write new business could also be affected.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event.  We cannot be certain that the liabilities we have established will be adequate to cover actual claim liabilities, and a catastrophic event or multiple catastrophic events could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain sales representatives and other employees, particularly financial advisors.

We compete to attract and retain financial advisors, wholesalers, portfolio managers and other employees, as well as independent distributors of our products.  Intense competition exists for persons and independent distributors with demonstrated ability.  We compete with other financial institutions primarily on the basis of our products, compensation, support services and financial position.  Sales in our businesses and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining financial advisors, wholesalers, portfolio managers and other employees, as well as independent distributors of our products.

Our sales representatives are not captive and may sell products of our competitors.

We sell our annuity and life insurance products through independent sales representatives.  These representatives are not captive, which means they may also sell our competitors’ products.  If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors’ products instead of ours.

Intense competition could negatively affect our ability to maintain or increase our profitability.

Our businesses are intensely competitive.  We compete based on a number of factors including name recognition, service, the quality of investment advice, investment performance, product features, price, perceived financial strength, claims-paying and credit ratings.  Our competitors include insurers, broker-dealers, financial advisors, asset managers and other financial institutions.  A number of our business units face competitors that have greater market share, offer a broader range of products or have higher financial strength or credit ratings than we do.

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms.  Many of these firms also have been able to increase their distribution systems through mergers or contractual arrangements.  Furthermore, larger competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively.  We expect consolidation to continue and perhaps accelerate in the future, thereby increasing competitive pressure on us.

Losses due to defaults by others could reduce our profitability or negatively affect the value of our investments.

Third parties that owe us money, securities or other assets may not pay or perform their obligations.  These parties include the issuers whose securities we hold, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts, reinsurers and other financial intermediaries.  These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, corporate governance issues or other reasons.  A downturn in the U.S. and other economies could result in increased impairments.

Anti-takeover provisions could delay, deter or prevent our change in control even if the change in control would be beneficial to LNC shareholders.

We are an Indiana corporation subject to Indiana state law.  Certain provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting us.  Also, provisions in our articles of incorporation, bylaws and other agreements to which we are a party could delay, deter or prevent our change in control, even if a change in control would be beneficial to shareholders.  In addition, under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on stockholders, employees, suppliers and customers of the corporation and the communities in which offices and other facilities are located, and other factors the directors consider pertinent.  One statutory provision prohibits, except under specified circumstances, LNC from engaging in any business combination with any shareholder who owns 10% or more of our Common Stock (which shareholder, under the statute, would be considered an “interested shareholder”) for a period of five years following the time that such shareholder became an interested shareholder, unless such business combination is approved by the board of directors prior to such person becoming an interested shareholder.  In addition, our articles of incorporation contain a provision requiring holders of at least three-fourths of our voting shares then outstanding and entitled to vote at an election of directors, voting together, to approve a transaction with an interested shareholder rather than the simple majority required under Indiana law.

In addition to the anti-takeover provisions of Indiana law, there are other factors that may delay, deter or prevent our change in control.  As an insurance holding company, we are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled.  The insurance holding company acts and regulations restrict the ability of any person to obtain control of an insurance company without prior regulatory approval.  Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company, or an insurance holding company which controls an insurance company, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company or insurance company.  “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Our business, results of operations and financial condition may be adversely affected by general domestic economic and business conditions that are less favorable than anticipated.

Recent events, including fallout from problems in the U.S. credit markets, indicate a potential near-term recession in the U.S. economy.  A steady economy is important as it provides for continuing demand for our insurance and investment-type products.  Insurance premium growth, with respect to life and disability products, for example, is closely tied to employers’ total payroll growth.  A recession resulting in higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, could cause the demand for our financial and insurance products to be adversely affected, and therefore, have an adverse effect on our results of operations.  In addition, continued problems in the U.S. capital markets could have an adverse effect on our financial condition and liquidity.

 SUMMARY OF THE PLAN

The purpose of the Plan is to encourage and assist you and other participants in adopting a regular savings and investment program, and to help you to build a secure retirement.

 Eligibility And Participation

An Agent who meets the following criteria is eligible to participate in the Plan:

•	The agent is a citizen or resident of the United States;
•	The agent is classified as a full-time life insurance salesperson under the Federal Insurance Contributions Act; and
•	The agent has entered into an AG2K contract or benefits eligible BJ-02300 contract with LNL or a NYAG contract with Lincoln Life & Annuity Company of New York (“LNY”).

Agents who meet all three of the above requirements are eligible to participate in the Plan (“Agents”).

Beginning on the first pay period in June 2006, or as soon as practicable thereafter, certain participants in the former Jefferson Pilot Corporation TeamShare Plan became eligible to participate in this Plan: the Agency Building General Agency (ABGA) agents and the District Agency Network (DAN) agents.

Any Agent may become a Participant in the Plan by calling Wells Fargo’s Benefit Helpline voice response system at 888-245-9798, or accessing Wells Fargo’s web site at:  http://www.wellsfargo.com/retirement.plan and using their assigned personal identification number to complete the enrollment process.

In order to participate:

•
you must designate a rate of Pre-Tax Contributions to the Plan between 1% and 50%; Pre-Tax Contributions are voluntary deferrals from your “Pensionable Earnings” (as defined below); however if you are considered a “highly compensated participant” as described on page 14, your rate of Pre-Tax Contributions will be limited  to the percentage determined by the Committee annually.  The Pre-Tax limit for 2008 Pensionable Earnings is 10%.

•
you must provide Wells Fargo with investment directions specifying how you want your Pre-Tax Contributions, your Company Contributions, and your Rollover Contributions*, if any, invested among the Investment Options available under the Plan; and

•	you must designate a beneficiary to receive benefits under the Plan in the event of your death.

*For a description of Pre-Tax, Company, and Rollover Contributions, please see the Section entitled “Participant Contributions” directly below.

Your participation in this Plan is effective on the date you complete the enrollment process, as determined by the Plan Administrator.  Deductions begin, where administratively practicable, with your first commission statement after we receive your completed enrollment data and election forms.

Your executed enrollment and election forms authorize us to deduct the amount you elected to contribute from your Pensionable Earnings on a pre-tax basis.

Pensionable Earnings

Pensionable Earnings are defined as all first year and renewal commissions paid to you during the Plan Year for life insurance and annuity products while you have a contract with us.  Pensionable Earnings also include the following items*:

♦	production bonuses;
♦	agent or sales manager subsidies;
♦	training allowances;
♦	overrides;
♦	service fees;
♦	amounts not included in gross income under a cafeteria plan as described under IRC section 125 and elective deferrals under a cash or deferred arrangement under IRC section 402(e)(3);

Pensionable Earnings exclude the following items*:

○	commissions or fees from the sale of non-proprietary products;
○	compensation paid under a broker contract;
○	amounts deferred under a non-qualified deferred compensation plan under IRC section 409A;
○	company contributions or credits (including matches) made under other plans;
○	prize awards;
○	moving expenses;
○	retired agent bonuses;
○	agency expense allowances;
○	commissions or fees paid by Jefferson Pilot Financial Insurance Company (the “Group Protection” business) or any of its affiliates;
○	commissions or fees paid by Jefferson Pilot Securities Corporation (“JPSC”) or any of its affiliates;
○	commissions or fees paid with respect to policies issued by Kentucky Central Life Insurance Company, or any other insurance company where we assumed insurance obligations;
○	expenses charged, paid, or reimbursed relating to conventions, sales meetings, or similar events.

*	Not all of the items of compensation enumerated above (either included or excluded from Pensionable Earnings) are applicable to every Agent.

Your participation in the Plan is voluntary and we make no recommendations as to whether you or any other eligible agent should or should not participate.

 Participant Contributions

Pre-Tax Contributions

You may contribute your Pensionable Earnings to the Plan on a pre-tax basis (“Pre-Tax Contributions”).  You may elect to contribute between 1% and 50% of your Pensionable Earnings, but no more than the maximum allowed annually by the Internal Revenue Service (“IRS”) ($15,500 in 2008, adjusted periodically by the IRS).  For purposes of this Plan, “Pensionable Earnings” refers to your first year commissions from the sale of certain Lincoln National Life Company life insurance and annuity products.

However, if you are a highly compensated participant (currently, anyone who made at least $105,000 in 2007) your rate of Pre-Tax Contributions will be limited to the percentage determined by the Committee annually.  This limit will be communicated to you.   The Pre-Tax limit for 2008 Pensionable Earnings is 10%.  You may change the rate of your contributions to the Plan at any time, with the change effective in most cases on the next payday.  You may suspend contributions to the Plan, or begin contributing to the Plan, at any time.  Your Pre-Tax Contributions will be credited to a separate Pre-Tax Contribution account established in your name.

In addition, if you are age 50 or older, you may make additional pre-tax “catch-up” contributions to the Plan.  The catch-up amount for 2008 is $5,000.

To be eligible to make a catch-up contribution for any Plan Year, you must:

•	be age 50 or older by the end of such Plan Year;

•	have contributed the maximum annual Pre-Tax Contribution amount allowable under various IRS and Plan limits (described above); and

•
have contributed at the maximum rate allowed by the Plan for the entire Plan Year without exceeding the maximum annual Pre-Tax Contribution amount allowable. (50%, or 10% for 2008 if you are a highly compensated participant).

If, under the rules outlined above, you are eligible to make catch-up contributions, your catch-up contributions will not be subject to the 10% limit for highly compensated participants or the $15,500 IRS limit referred to above.

Participant accounts will be reviewed at the end of each Plan Year to ensure that these eligibility requirements were met.  If their review shows that you contributed less than the maximum allowed under the various limits, or at less than the maximum rate at any time during the Plan Year, your catch-up contributions will be reclassified as regular Pre-Tax Contributions.  Please note that Company Contribution (as described below) will not be made with respect to catch-up contributions.  In addition, Company Contributions will not be credited with respect to catch-up contributions that are re-classified as regular contributions.

After-Tax Contributions

You are no longer permitted to make contributions to the Plan from your after-tax earnings (“After-Tax Contributions”).  However, a separate After-Tax Contribution account will be maintained for each participant who made After-Tax Contributions to the Plan before January 1, 1989.

Rollover Contributions

You may transfer or “rollover” amounts from an individual retirement account or another qualified retirement plan (“Rollover Contribution”) to the Plan at any time, in accordance with procedures established by the Committee (the Plan Administrator) and certain requirements under the Code.  Any Rollover Contributions accepted by the Plan Administrator will be credited to a separate Rollover Contribution account established in your name.

 Company Contributions

We may make two types of contributions to the Plan on your behalf: a company basic matching contribution and a company discretionary matching contribution, if applicable.   Unless we distinguish between these two types of contributions, the term “Company Contributions” refers to both kinds.

Each pay period, we will credit your account with a basic company matching contribution on amounts you invest in the Plan.  We will credit your account with $0.50 for every $1.00 you invest in the Plan, on up to 6% of your Pensionable Earnings.

If you are an ABGA or DAN Agent who completed at least one year of service commencing on the effective date of your full time agent’s contract, during the period beginning June 1, 2006 and ending on December 31, 2006 you were credited with $0.10 for every $1.00 you invested in the Plan on up to 6% of your Pensionable Earnings.  Beginning on January 1, 2007 and thereafter, you are credited with $0.50 for every $1.00 you invest in the Plan, up to 6% of your Pensionable Earnings.

In addition, each Plan year we may make an additional discretionary matching contribution of up to $1.00 for every $1.00 you contributed up to 6% of your Pensionable Earnings each pay period.  We reserve the right to discontinue the practice of making discretionary matching contributions at any time.  ABGA and DAN agents are not eligible for any discretionary matching contribution made by the Company.  You must be an agent in good standing on the last day of the Plan Year in order to be eligible for the additional discretionary matching contribution.  However, if you are absent on the last day of the Plan Year because you retired during the Plan Year, or due to your death or disability, you will still be eligible for this discretionary matching contribution.   The discretionary match must be authorized and approved by our Board of Directors.  Discretionary contributions, if approved, will be credited to your Company Contribution account after the close of the Plan Year to which the contribution relates.

The maximum amount possible for us to contribute in any Plan Year to your Plan account is $1.50 for every $1.00 you contributed, up to 6% of your Pensionable Earnings.  Any Company Contributions will be credited to a separate Company Contribution account established in your name. Please note that any catch-up contributions you may have made are not eligible to be matched (no Company Contribution will be made with respect to such amounts).

Any Company Contribution made with respect to a Plan Year will begin to vest two years after being credited to you.  Company Contributions that have been credited to your Company Contribution account for over two years are referred to as “matured contributions.”  This concept of matured vs. non-matured contributions is not to be confused with the concept of “vesting,” which is described in more detail in the section entitled “Vesting,” below.

 Account Statements

Shortly after the end of each calendar quarter, the Plan Trustee will furnish you with a current statement of your Plan accounts.  This statement will include the following information for the preceding calendar quarter: (a) the amount of any contributions to your Plan account (Pre-Tax Contributions, Company Contributions, Rollover Contributions, loan repayments, etc.) and how they are invested in the Plan, (b) the amount, if any, of investment earnings credited to your Plan accounts, and (c) a statement of the assets currently held for you by the Plan Trustee.  Stock dividends, stock splits and similar changes will be reflected through the appropriate adjustments to your LNC Common Stock Account.  You can also review your accounts at any time by accessing the Wells Fargo website at:  http://www.welsfargo.com/retirementplan.

 Limitations on Contributions

As stated earlier, “highly compensated” participants (for 2008, those earning at least $105,000 in 2007), may contribute no more than the maximum amount equal to the lesser of 10% of Pensionable Earnings or $15,500.

The Plan, along with other similar plans maintained by us, must meet certain nondiscrimination rules set forth in the Code.  These rules ensure that the Plan does not discriminate in favor of highly compensated participants.  If the Plan does not meet these non-discrimination rules, adjustments to contributions may be necessary and may require the Plan Administrator to revoke or modify your elections, or to reduce the amount of your Pre-Tax Contributions, as well as Company Contributions, to the extent necessary to eliminate the amounts the IRS considers an “excess” contribution. Alternatively, the Plan Administrator may refund excess Pre-Tax Contributions to you.  Such refunded amounts would be immediately taxable.  The Plan Administrator may also hold excess Company Contributions in a suspense account to be used to reduce the amount of Plan expenses (including our obligations to make Company Contributions to other participants).  If the Plan Administrator were to terminate the Plan, it would allocate amounts in this suspense account pro rata to the participants participating in the Plan as of the date of the Plan termination, pursuant to the relevant provisions of the Code.

Finally, during any calendar year, the sum of your Pre-Tax Contributions and Company Contributions may not exceed limits set under Code section 415.  For 2008, the maximum is the lesser of 100% of your Pensionable Earnings, or $46,000.  In addition, the maximum amount of Pensionable Earnings considered in determining your benefits under the Plan may not exceed $230,000 for 2008.  As stated above, your Pre-Tax Contributions may not exceed the lesser of $15,500, or 10% of your Pensionable Earnings for 2008 if you are a highly compensated participant.  Again, these limits are subject to change and regular cost-of-living adjustments.

 Expenses of the Plan

Certain expenses relating to the Plan are charged against the Plan’s assets.  Certain audit-related, legal, and Trustee fees associated with the Plan’s tax qualified trust may be charged to each of your Plan accounts.  Asset management and other fees necessary for operating the Investment Options are charged to each of the Investment Options offered under the Plan, except the LNC Common Stock Account and Guaranteed Account.   For a more detailed description of the fees associated with the Investment Options offered under this Plan, please refer to the Section of this Prospectus entitled “Your Investment Options.”  Plan expenses may vary from one individual to the next, depending on the types of investments you make.

 Vesting

You are fully vested in any of your Pre-Tax, After-Tax and Rollover Contributions under the Plan at all times.

Company Contributions vest based upon your years of service:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

Once your Company Contribution is vested, it is no longer subject to forfeiture once you cease being an agent for us.  A “year of service” means any calendar year in which you are, on the last day of the Plan year (December 31st), a full-time life insurance salesperson for us.

In addition, you will become 100% vested in your Company Contribution account, regardless of your years of vesting service, if your service terminates for any of the following reasons:

•	disability;

•	retirement (termination after age 60 or older with at least five years of service); or

•	death.

You will also become 100% vested in your Company Contribution account if this Plan terminates.

For purposes of this Plan: “disability” means the complete inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in your death, or which has lasted or is expected to last for at least 12 months.

Should you become an employee of one of our affiliates which has not adopted the Plan prior to the date on which you would be fully vested, any non-vested Company Contributions and earnings thereon will remain in the Plan and will vest as if you had remained an eligible agent, as long as you continue to be an employee of such affiliate through the applicable date of vesting.  If you become an employee of Delaware Management Holdings, Inc., Lincoln National Corporation or one of its affiliates which has adopted either the Delaware Management Holdings, Inc. Employees’ Savings and 401(k) Plan (the “DMHI Plan”) or the Lincoln National Corporation Employees’ Savings and Retirement Plan (the “LNC Plan”), you can enroll in the DMHI Plan or the LNC Plan as appropriate and your account balance will be transferred to the applicable plan.  In either case, a portion of your account may need to be accounted for separately because the Plan to which your account balance is being transferred does not recordkeep or maintain “similar” accounts.

In addition to being subject to the vesting schedule described above, Company Contributions “mature” after having been in your Company Contribution account for at least two years after the contribution was credited for the applicable Plan Year.  Non-matured Company Contributions have been credited for less than two years.  If you have been a participant in the Plan for less than five years, you are only permitted to withdraw matured Company Contributions—you may not withdraw non-matured Company Contributions.  If you have been in the Plan for five or more years, however, you may withdraw matured or non-matured Company Contributions.  All non-matured Company Contributions automatically mature on the first to occur of:

•	the date you complete five (5) years of service for us;

•	the date you retire;

•	the date of your death; or

•	the date you become disabled.

 Distributions from the Plan

Under certain circumstances, you may be permitted to withdraw money from one or more of your Plan accounts.  However, depending on your age or circumstances, we may be required to withhold 20% of the distribution to pay federal income taxes, and certain excise or “penalty” taxes may apply to amounts withdrawn from a qualified Plan.  The rules regarding each distribution may be different, and will also depend on which Plan account your distribution is taken from.

Under no circumstances will amounts withdrawn from your account reduce your account balance below the outstanding balance of any loans from your account.

See the section entitled “Federal Income Tax Consequences” below for more information about the tax treatment of Plan distributions.

After-Tax Contribution Account

You may withdraw all or any portion of your After-Tax Contribution account, subject to any limitation applicable to the Investment Options in which your account balance is invested, as well as the following limitations:

•	the minimum amount you can withdraw at any time is $500;

•	if the amount in your After-Tax Contribution account is less than $500, you must withdraw the entire amount;

•	you may not be able to take an immediate distribution from your After-Tax Contribution account if the Plan is terminated or if a notice of Plan termination has been issued.

Please see the section entitled “Federal Income Tax Consequences” below for more information about the tax treatment of Plan distributions.

Company Contribution Account

You may withdraw all or any portion of the vested balance credited to your Company Contribution account only after amounts credited to your After-Tax Contribution account (if any) have been withdrawn.  If you have been a participant in this Plan for less than five years, however, you will be permitted to withdraw only matured Company Contributions (please see the discussion of “matured” versus “non-matured” Company Contributions in the section entitled “Vesting,” above).  In addition, any distribution from your Company Contribution account is subject to any limitation, or restrictions applicable to the Investment Options in which your Company Contributions are invested, as well as the following limitations:

•	the minimum amount you can withdraw at any time is $500;

•	if the amount in your Company Contribution account is less than $500, you must withdraw the entire amount; and

•	you may not be able to take an immediate distribution from your Company Contribution account if the Plan has been terminated or if a notice of Plan termination has been issued.

Please see the section entitled “Federal Income Tax Consequences” below for more information about the tax treatment of Plan distributions.

Rollover Contributions

You may withdraw all or a portion of your Rollover account in the Plan, subject to any limitations or restrictions applicable to the Investment Options in which your Rollover account is invested, as well as the following limitations:

•	the minimum amount you can withdraw at any time is $500;

•
amounts attributable to employer contributions that were rolled over to the Plan may not be withdrawn for two years from the date of the rollover (if the rollover was from a plan sponsored by one of our affiliates, the Committee may determine that the two-year restriction period is measured from the date the contribution was made by the employer); and

•	you may not be able to take an immediate distribution from your Rollover account if the Plan has been terminated or if a notice of Plan termination has been issued.

Please see the section entitled “Federal Income Tax Consequences” below for more information about the tax treatment of Plan distributions.

Pre-Tax Contributions

If you have no After-Tax Contribution account, or amounts credited to such account have already been distributed to you, and you have already taken all amounts available to you from your Company Contribution accounts (vested and/or matured amounts), and you have attained age 59½, you may withdraw all or any portion of your Pre-Tax Contribution account, subject to any limitations which may apply to the Investment Options in which your Pre-Tax Contribution account is invested.  The minimum amount you can withdraw at any time is $500.

Please see the section entitled “Federal Income Tax Consequences” below for more information about the tax treatment of Plan distributions.

Hardship Withdrawals

If you have no balance in your After-Tax Contribution account, Company Contribution account (or not available for distribution because of “vesting” or “maturing” rules), or your Rollover account, and you have not yet attained age 59½, you may be able to withdraw amounts attributable to Pre-Tax Contributions (not including earnings) if you are experiencing a financial hardship.  The Internal Revenue Service defines a financial hardship as:

•	medical expenses for you, your spouse or eligible dependents, that are not reimbursed by any medical insurance plan;

•	tuition and related educational fees (including room and board) for post-secondary education for you, your spouse or your dependents for the next 12 months;

•	the purchase (excluding mortgage payments) of a primary residence;

•	the imminent foreclosure of, or your eviction from, your primary residence;

•	burial or funeral expenses for your deceased parents, spouse, children or dependents;

•
expenses for the repair of damage to your principal residence that would qualify for the casualty deduction under Code section 165, determined without regard to whether the loss exceeds 10% of adjusted gross income; and

•
the withdrawal must be demonstrably necessary due to your immediate and heavy financial need, and the withdrawal cannot exceed the exact amount required to meet the hardship. However, the hardship withdrawal may include an amount necessary to pay any taxes and penalties associated with the withdrawal.

•	In order to be deemed to meet the immediate and heavy financial need requirement, the following conditions must be met:

➢	you must have taken all distributions other than hardship distributions first, and all non-taxable loans currently available under all plans that we and our affiliates maintain; and

➢
you may not make any Pre-Tax Contributions to the Plan, or to any other pension, profit-sharing or deferred compensation plan sponsored by us, for 6 months from the date of receipt of the hardship withdrawal.

To request a hardship withdrawal, you must deliver a written request, explaining your financial hardship, and how you meet each of the above requirements, to the Plan Administrator.  At your election, the Plan Trustee will deliver securities and cash from the applicable Plan account(s), or a total cash distribution, based upon the current market value or any applicable current redemption value of the securities in your Plan accounts as of the date of withdrawal.  See the section below entitled “Fractional Shares” for information regarding the settlement of fractional share interests in LNC Common Stock.

 Participant Loans

You may obtain a loan from the Plan, in accordance with the terms of the Plan and the various procedures as determined by the Plan Administrator. The amount that you may borrow is determined as follows:

•
You may borrow up to fifty percent (50%) of your vested Plan account balance, not to exceed $50,000.  You may have up to two outstanding loans at any one time, as long as the combined amounts do not exceed the maximums stated above.

•	There is a $50 loan origination fee charged by Wells Fargo, the Plan Trustee and record keeper.

•
If you had any loans during the prior 12 months from any qualified plan maintained by us, the $50,000 maximum loan referred to in (1) above will be further reduced by the total of the highest outstanding loan balances for the previous 12-month period.

•
Your requested loan amount will first be taken out of your Pre-Tax Contribution account. If there is not a sufficient amount in your Pre-Tax Contribution account, the remaining amount will be taken out of your After-Tax account, Rollover account, matured Company Contribution account, and non-matured Company Contribution account, in that order.  The loan amount will be taken out of each Investment Option in which such balances are invested, on a pro-rata basis.

•
In general, a loan must be repaid through payroll deduction over a period of no more than 60 months and for interest at the then prevailing rate for loans of a similar nature.  For loans used to acquire a primary residence, as defined by Section 267(c)(4) of the Code, the term of the loan may be up to 240 months.

•
The loan is subject to withdrawal and any other restrictions applicable to the Investment Options in which your Pre-Tax Contribution account, your matured Company Contribution account, your non-matured Company Contribution account, and your Rollover account is invested.

•
In the event that you have an outstanding loan balance when your Pre-Tax Contribution account is paid to you or your beneficiary because of your termination due to disability, or after attainment of age 59½, the loan balance (including accrued interest) will be deducted from the amount otherwise payable.  For purposes of this Plan, “disability” is defined in the section entitled “Lump Sum Distributions” directly below.  If you or your beneficiary defers this distribution to a later date, you must pay the outstanding loan balance within 90 days of termination or retirement.

•
Contributions used to repay the loan will be invested in the same manner as your current investment allocations.  If you are not currently contributing to the Plan, you must separately indicate the investment allocation for the repayment of the loan.

•	The Committee may adopt written loan procedures, which may impose other terms and conditions. These loan procedures are available upon request from our Human Resources department.

 Lump Sum Distributions

You, or your beneficiary or legal representative in the event of your death, will be entitled to the full value of your Pre-Tax Contribution and Company Contribution accounts, as well as any amounts credited to your Rollover and/or After-tax Contribution accounts upon the date of your termination of service by reason of death, disability or retirement (as defined below).  Part or all of these accounts may be forfeited if your termination occurs under other circumstances.

Your Plan account will be paid to you in a lump sum distribution, unless you are eligible to have your Plan account distributed to you in the form of periodic payments, or installments (see the section entitled “Periodic Payments” below).  Alternatively, you may elect to use your entire Plan account used to purchase a group deferred annuity, in accordance with rules established by the Committee.

Tax penalties may apply for distributions beginning before termination at age 55.  For a more detailed discussion of the tax consequences associated with taking distributions from the Plan, please see the Section below entitled “Federal Income Tax Consequences.”

•
At the time of your termination, Wells Fargo will send you an election form.  If your balance is under $1,000, it will automatically be distributed to you in a lump sum, and you will not be permitted to defer the receipt of your benefit.

•	If, at the time of your termination, your balance is over $1,000, you may elect to defer your distribution to no later than the April 1st following your attaining age 70½.

•	If you make no election and your balance is over $1,000, distribution of your account balance will be automatically deferred until the April 1st following your attaining age 70½.

•	If you do not elect to receive distribution of your amounts credited to your LNC Common Stock Account in Common Stock, we will distribute this amount to you in cash.

Distribution at Retirement

You are entitled to the full value of all amounts credited to your Plan accounts (including any non-vested Company Contributions) upon retirement.  For purposes of this Plan, “retirement” is the date on which you terminate your full-time contract with us (and you are not employed by us or any of our affiliates) at age 60 or older with at least five years of service.  If you retire before reaching age 70½, you may elect to defer distribution of your Plan accounts to no later than the April 1st following attainment of age 70½.

Distribution at Disability

If you terminate employment as the result of a disability - you are entitled to the full value of all amounts credited to your account. You may request that your distribution under the Plan begin at any time.  In most cases, early distribution of your Plan account because of disability will not result in the 10% excise or penalty tax described in the section entitled “Federal Income Tax Consequences” below.  For purposes of this Plan, “disability” means the complete inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in your death, or is expected to last for at least 12 months.  Proof of your disability, including evidence as to the permanence and degree of your impairment, must be supported by medical evidence and provided to the Plan Administrator upon request.

Distribution at Death

Upon your death, your spouse, if you were married at the time or your death, or your beneficiary, if single, will be entitled to the full value of all amounts credited to your Plan accounts established for you under the Plan, including any unvested amounts.

Distribution at Termination

If your contract as a full-time life insurance agent is terminated (other than by reason of retirement, disability or death), or you become ineligible to participate in this Plan and you are not employed with any of our affiliates, or you do not take a corporate contract, you will be entitled to the value of your Pre-Tax Contributions, any After-Tax Contributions, any Rollover Contributions and any vested Company Contributions.  Non-vested Company Contributions and any earnings thereon will be forfeited.

Form of Distribution

If you have invested in Investment Options other than the LNC Common Stock Account, you will generally not receive a pro-rata share of the underlying securities or other assets in which each Investment Option is invested at the time of your distribution.  Although the Plan Administrator may have the discretion to direct the Plan Trustee to make an in-kind distribution from an Investment Option, usually the Plan Trustee will distribute in cash the value of your proportionate share of any Investment Option in which your are invested.  Distributions from the LNC Common Stock Account will be made, at your election, in cash or in kind. (See the Section entitled “Fractional Shares” below for treatment of fractional share interests in LNC Common Stock.)

 Periodic Payments of Distributions

At Retirement

As an alternative to taking a lump sum distribution from the Plan, you may elect to begin taking periodic withdrawals from your Plan account(s).  These periodic withdrawals are limited to one per calendar year and must be at least equal to the greater of $5,000, or 20% of the value of your Plan account(s), or you may elect to have all of your Account assets used to purchase a deferred annuity contract.  LNC or an Affiliate can provide you with information on their deferred annuity contracts.  If you have a balance in your Plan account when you reach age 70½, this balance will be automatically distributed to you on the April 1st following your attainment of age 70½. (NOTE: If there is an outstanding loan balance at the time of retirement, you must repay the entire amount before making periodic withdrawals from the distribution amount).

At Disability

If you become eligible for a distribution from the Plan as the result of disability, you may, as an alternative to taking a lump sum distribution, take periodic withdrawals. These withdrawals are limited to one per calendar year and must be equal to the greater of $5,000, or 20% of the value of your Plan account(s), or you may elect to have all of your Account assets used to purchase a deferred annuity contract.  LNC or an Affiliate can provide you with information on their deferred annuity contracts. (NOTE: If there is an outstanding loan balance at the time of termination following disability, you must repay the entire amount before making periodic withdrawals from the distribution amount.)  Disability is defined in the Section entitled “Lump Sum Distributions” above.

At Death

As an alternative to taking a lump sum distribution of the entire balance of your Plan account(s) at the time of your death, your beneficiary may elect to take periodic annual withdrawals from the Plan during a period not to exceed (5) years.  These withdrawals are limited to one per calendar year and must be at least equal to the greater of $5,000, or 20% of the value of your Plan account(s). For example, if your Plan account value is $10,000 on the date of  your death, and you have designated two beneficiaries, each must take an immediate distribution.  (NOTE: If there is an outstanding loan balance at the time of your death, your Account balance will be reduced by any outstanding loan balance plus accrued interest before distribution.)

Forfeitures of Accounts

Breaks-In-Service.  A “break-in-service” occurs on the first month of the Plan Year following your termination.  For purposes of this Plan, “termination” means the termination of your contract as a full-time life insurance agent with LNL (other than by reason of retirement, disability—as defined in the section entitled “Lump Sum Distributions” above—or death).  A 5-year-break-in-service is a period of five consecutive Plan Years, beginning with the Plan Year in which you cease being a full-time life insurance salesman, a general agent, or an employee of one of our affiliates on the last day of each Plan Year.  In the event that you forfeit amounts in your Company Contribution account due to a break-in-service, and you do not incur a 5-year-break-in-service, such forfeited amount shall be re-credited to your Company Contribution account upon your return to service as a full-time life insurance salesman, a general agent, or our employee, and such accounts shall continue to vest in accordance with the Plan’s vesting schedule.    For the purposes of determining a break-in-service, any Plan Year in which you are absent from work on the last day of the Plan Year on account of your pregnancy; the birth of your child; the placement of a child in connection with your adoption of that child; or the care of a child for a period beginning immediately after a child’s birth or placement because of the preceding three reasons, and you are a full-time life insurance salesman under the Federal Income Contributions Act, a general agent, or an employee of one of our affiliates, on the last day of the Plan Year following the Plan Year in which your absence occurs, shall not be counted in determining the break-in-service. If you are no longer a full-time life insurance salesperson, but not eligible to participate in the Plan and you become our employee, no further contributions will be made on your behalf, the securities and cash in his Company Contribution Account will continue to vest.

 Fractional Shares

Interests in fractional shares of our Common Stock will not be distributed in kind. Rather, fractional share interests in Common Stock will be paid in cash based on the market value of LNC Common Stock on the valuation date immediately preceding the date of distribution or termination of service, as applicable.

 Beneficiary Designation

You may designate on an appropriate form filed with Wells Fargo, a beneficiary or beneficiaries to receive any securities and cash to which you are entitled under the Plan in the case of your death.  Your beneficiary designation may be changed or cancelled by you at any time by filing an appropriate form with Wells Fargo.  Regardless of what you may have elected, if you are married on the date of your death, your surviving spouse will be deemed to be your beneficiary unless your surviving spouse has consented (in the manner required by the Code) by a writing filed with Wells Fargo to another individual(s) being your beneficiary. If your designated beneficiary has predeceased you, then payment shall be made to your surviving spouse, if any, or, if none, to your estate.

 Assignment

No right or interest of any Participant or beneficiary in the Plan is assignable or transferable in whole or in part, either directly or by operation of law or otherwise, including, without limitation, execution, levy, garnishment, attachment, pledge, or bankruptcy, except in connection with a loan from the Plan to a participant, or as provided under the terms of a qualified domestic relations order (“QDRO”) (as defined in 414(p) of the Code) as determined by the Plan Administrator.

The one exception to the anti-assignment provision described above is distribution pursuant to a QDRO.  Upon our receipt of written notice from you or your spouse of a pending domestic relations order, a domestic relations restriction (“DRR”) will be placed on your Plan accounts.  The DRR will be removed only upon notice that no QDRO is forthcoming, or upon final approval and disposition under a QDRO.

The Plan Administrator has established special rules and procedures relating to QDROs. You may request a copy of these procedures.

 Amendment or Termination of Plan

By action of our Board of Directors or its delegates, we may terminate or amend the Plan or suspend the operation of any provision of the Plan, at any time, provided, however, that:

•
no amendment shall be made that will result in the recovery by us of any part of a Company Contribution to the Plan, except under limited circumstances as may be provided under the trust agreement and permitted under the Code;

•	any amendment that affects the rights and duties of the Plan Trustee may be made only with the consent of the Plan Trustee;

•	no amendment of the Plan shall affect your rights with respect to the continuance of vesting of such securities and cash attributable to Company Contributions or earnings thereon; and

•	upon the termination or suspension of the Plan, your rights to the amounts credited to your Plan account(s) as of the date of such termination or suspension shall not be forfeitable.

 Administration of the Plan

Plan Trustee

The Lincoln National Corporation Benefits Committee has the authority to appoint one or more individuals or corporations to act as Plan Trustee. The Plan Trustee is responsible for the custody, investment, and distribution of Plan assets.

The Plan Trustee, Wells Fargo Bank Minnesota, N.A., 510 Marquette Avenue, Suite 500, Minneapolis, MN 55402-1118 (NBIN), is a major banking facility used in processing all contributions and distributions from the Plan.  Wells Fargo is also the principal bank through which Lincoln National Corporation (the “Corporation”) and Lincoln

National Life (“LNL”) and their affiliates make payments to participants and beneficiaries.  The Plan Trustee, in its capacity as trustee for various corporations and individuals, may own shares of LNC Common Stock for and on behalf of its beneficiaries.

The Plan Trustee serves pursuant to the terms of a written trust agreement. This agreement is available from the Corporation’s Human Resources Department or from the Plan Administrator for inspection on request by Plan participants.  We may discharge or remove the Plan Trustee and appoint a successor Plan Trustee upon 30 days written notice to the Plan Trustee; provided, however, that such successor is a banking institution legally qualified to serve as a Plan Trustee. In case of discharge or removal, the Plan Trustee agrees to transfer the Trust assets to its named successor, and upon such transfer, the Plan Trustee will be discharged and relieved of its duties.  In the event of discontinuance of the Plan, the Trust Agreement may be discontinued by action of the Corporation’s Board of Directors or the Committee; provided, however, that until all Plan assets in the Trust have been distributed, the Plan Trustee will retain all the rights and powers given to it by the Trust Agreement.

Plan Administrator

The LNC Benefits Committee (the “Committee”) is the Plan Administrator and Named Fiduciary for the Plan.  Our Chief Executive Officer appoints Committee members.  A listing of current members appears below.  Each member of the Committee is a named fiduciary, as that term is defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Each Committee member, as a fiduciary, has the authority to control and manage the operation and administration of the Plan.  Members of the Committee receive no compensation from the Plan.  The Committee’s responsibilities include operating the Plan in accordance with its terms; enforcing its provisions in an equitable and non-discriminatory manner; determining all questions arising under the Plan (including determinations of eligibility and of benefits payable); and directing payments of benefits. In aid of its responsibilities, the Committee is empowered to adopt rules and procedures necessary for the proper and efficient administration of the Plan.

A Committee member may resign by giving us and the other Committee members 10 days written notice.  In addition, we may remove a Committee member at any time by giving advanced written notice to the member and to the other Committee members.

MEMBERS OF THE LINCOLN NATIONAL CORPORATION BENEFITS COMMITTEE

Name	Committee Title

William David	Chairman
Kelly Davis	Member
Audrey Im	Secretary
Sharon Marnien	Member
Carolyn McIntyre	Member
Kim Miner	Member
Timothy Sexton	Member
Rebecca Silva	Member

The business address of the Committee is:  LNC Benefits Committee; c/o William David, Chair; 150 N. Radnor Chester Road, Building B, 2nd Floor, Radnor, PA  19087-5238, Telephone (484) 583-1400.

Voting of Shares

Voting rights with respect to all securities held by the Plan will be exercised by the Plan Trustee or by a proxy solicited by the Plan Trustee.  You have the right to direct the Plan Trustee in a voting of share equivalents in your Common Stock account.  If the Plan Trustee does not receive voting instructions from all participants, the shares for which the Plan Trustee did not receive instructions will be voted in the same proportion as the shares for which the Plan Trustee receives instructions.

 FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the federal income tax consequences of participation in the Plan, and on distributions from the Plan, based on the current provisions of the Code and applicable regulations in effect as of the date of this Prospectus. The actual tax consequences for any individual will depend on his or her circumstances.  Detailed information about how taxes may affect your benefits and distributions under this Plan can be found in IRS Publication 575, Pension and Annuity Income, which is available on the public website of the Internal Revenue Service. YOU SHOULD CONSULT A QUALIFIED TAX ADVISER TO DETERMINE THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR INDIVIDUAL CIRCUMSTANCES.

Contributions.  The Plan is a qualified employee benefit plan under Section 401(a) of the Code. Company Contributions to the Plan, as well as dividends paid on shares of our Common Stock held in the Plan, are deductible, subject to certain restrictions, by LNL for corporate federal income tax purposes under Section 404(a) of the Code.  Although your Pre-Tax contributions will not be subject to federal income tax - social security taxes and federal unemployment taxes will be withheld.  In addition, depending on where you live and the tax rules in effect in that jurisdiction, state and local taxes may be withheld from your Pre-Tax Contributions.

Earnings.  In general, you will not be subject to federal income taxes on any earnings accruing with respect to Company Contributions, your Pre-Tax contributions, and any After-Tax Contributions or Rollover Contributions until such amounts are distributed to you.

Loans.  You will not be taxed on loans from the Plan if the loans are repaid in accordance with their terms.

Distributions.  Amounts distributed to you will be taxable as ordinary income to the extent that the amounts received exceed the amount of your After-Tax Contributions, if any.  Until withdrawn, such After-Tax Contributions are referred to as “Net Unrecovered Contributions.”

 In addition, if you receive LNC Common Stock as part of your distribution, the fair market value of the Stock on the date of distribution over its basis (Net Unrealized Appreciation) may not be taxed at the time of distribution (unless you elect to be taxed at that time, under procedures to be prescribed by the IRS).  When you receive a distribution of our Common Stock from the Plan, you may be able to defer the tax on the net unrealized appreciation (NUA) in the Stock.  The NUA is the increase in Stock value while the shares were in the Plan’s trust.  If the distribution is a lump-sum distribution, tax is deferred on all of the NUA unless you choose to include it in income for the year of distribution.  If the distribution is not a lump sum distribution, tax can be deferred only on the NUA resulting from your After-Tax Contributions, if any.  The NUA on which tax can be deferred will be indicated on your Form 1099-R (issued due to the distribution).  When you sell Stock with tax-deferred NUA, any gain is long-term capital gain up to the amount of the NUA. Any gain that is more than the NUA is long-term or short-term gain, depending on how long the Stock was held after distribution from the Plan.

Dividends on your LNC Common Stock that you elect to receive in cash are taxable income and are not subject to the 10% excise penalty described below. You will receive a Form 1099 DIV at year-end from Wells Fargo, reported with your W-2 information.

The Plan is required to withhold 20% of any lump sum distribution to pay applicable federal income taxes (excluding amounts attributable to After-Tax Contributions), unless you rollover the distribution to an IRA or another qualified employer plan, as described below.  If you receive payment of your benefit in the form of an annuity, however, you may elect whether or not to have federal taxes withheld from each payment.

In addition, you may be required to pay a 10% excise or penalty tax on the distributed amounts that are taxable. The 10% penalty will not apply in the certain situations, including the following:

•	Your account is paid to you after age 59½;

•	Your account is paid to you after you leave LNL on or after the date you reach age 55;

•	Your account is paid to you or your beneficiary(ies) because of your death or in most cases of disability (as defined in the Section entitled “Lump Sum Distributions” above);

•	You incur certain tax-deductible medical expenses for the year;

•	Payment is directed to another person pursuant to a qualified domestic relations order;

•
Payment is made in substantially equal installments over your life expectancy or the joint life expectancy of you and your spouse/beneficiary (however, the Plan does not currently offer a lifetime annuity option); or

•
You roll over or directly transfer the taxable amount of your account to an IRA or another qualified employer-sponsored plan as defined by the Code (e.g., an IRA or individual retirement account or annuity, or other qualified plan (a “rollover”).

Rollovers.  You can also delay paying applicable taxes if you rollover all or part of your distribution to another qualified employer-sponsored plan or individual retirement account (IRA).  A rollover defers taxation of the taxable portion that is rolled over.  The rollover can be “direct” or “indirect.”  Indirect Rollovers must be made within 60 days of receipt of the distribution and are subject to rules that differ from the direct rollover rules.   If you do not elect a direct transfer of the entire lump-sum distribution, the Plan is required to withhold 20% of the taxable portion of the distribution to pay federal income taxes.

Generally, in cases where the participant has died, the same tax rules apply to distributions taken by the participant’s beneficiary as would have applied to the participant.  A beneficiary who is the surviving spouse of the participant may be eligible to rollover the distribution.  Effective on or after January 1, 2008, a non-spouse beneficiary of a deceased Participant may rollover any amount inherited as beneficiary to an “inherited IRA” in accordance with IRS rules and regulations.

 YOUR RIGHTS AND PROTECTIONS UNDER ERISA

The Plan is subject to many of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  ERISA requires certain kinds of reporting and disclosure of information regarding the Plan and its investments to government agencies and participants.  ERISA also imposes stringent standards of fiduciary responsibility, and prohibits transactions with parties-in-interest for which there is no available exemption.  Because the Plan is an individual account and profit-sharing plan it is not subject to the funding standards of Title I of ERISA, or covered by the Plan termination insurance program of Title IV of ERISA, which is administered by the Pension Benefit Guaranty Corporation.

The Plan is intended to comply with Section 404(c) of ERISA.  If the Plan meets the various requirements of Section 404(c), you are responsible for investing the assets in your Plan account(s) among the investment options offered, and neither we nor the Plan fiduciaries are liable for any investment losses you may experience as a direct result of your investments in the Plan.  Among the requirements of Section 404(c) is that you must be provided with meaningful investment information periodically, so that you are provided with the opportunity to exercise meaningful, independent control over the assets in your Plan account(s).

You can obtain more information about the Plan, including a description of the annual operating expenses of each Investment Option offered through the Plan, copies of financial reports for each Investment Option, and copies of the Plan’s confidentiality procedures.  These materials may be made available at a nominal charge.   Please contact Ann Madden, Benefits Analyst, Pension and Savings Plan Administration (260) 455-3025, or Human Resources, 6C-07, P.O. Box 7837, Fort Wayne, Indiana 46801, for more information.

As a participant in the Plan, you are entitled to certain rights and protections under ERISA.

The Right to Receive Information About the Plan

ERISA provides that all Plan participants are entitled to:

•
Examine, without charge, at the Plan Administrator’s office and at other locations, all Plan documents, including insurance contracts and a copy of the latest annual report (Form 5500 Series) filed by the Plan Administrator with the U.S. Department of Labor and available at the Public Disclosure Room of the Pension and Welfare Benefit Administration.

•
Obtain, upon written request to the Plan Administrator, copies of all Plan documents, including insurance contracts, copies of the latest annual report (Form 5500 Series) filed by the Plan Administrator with the U.S. Department of Labor, and updated summary plan description.  The Plan Administrator may make a reasonable charge for the copies.

•	Receive a summary of the Plan’s annual financial report. The Plan Administrator is required by law to furnish each Participant with a copy of this summary annual report when requested.

The Right to Prudent Action by Fiduciaries

In addition to creating rights for Plan participants, ERISA imposes duties upon the persons who are responsible for the operation of the Plan.  The persons who operate the Plan, called fiduciaries, have a duty to do so prudently and in the interest of Plan participants, and beneficiaries.  Fiduciaries who violate ERISA may be removed and required to repay losses they have caused to the Plan.

Enforce Your Rights

No one, including a company, a union, or any other person, may fire or otherwise discriminate against you in any way to prevent you from obtaining a Plan benefit or exercising any of your rights under ERISA.  If your claim for Plan benefits is denied in whole or in part, a written explanation of the reason for the denial must be provided to you or to your designated representative.  You have the right to have the Plan Administrator review and reconsider your claim.  Under ERISA, there are steps that you can take to enforce the above rights.

For instance, if you request materials from the Plan Administrator and you do not receive them within 30 days, you may file suit in a federal court to obtain the information.  In such a case, the court may require the Plan Administrator to provide the materials and pay up to $110 a day until the materials are provided, unless the materials were not sent because of reasons beyond the control of the Plan Administrator.

If you have a claim for benefits that is denied or ignored, in whole or in part, you may sue for those benefits in a state or federal court (you should first check with the Plan Administrator on your claim and also use the Plan’s appeal process, as applicable).  If you believe that the Plan’s fiduciaries are misusing the Plan’s money, or if you believe that you are being discriminated against for asserting any of your rights, you may seek assistance from the U.S. Department of

Labor, or you may sue in a federal court.  The court will decide who should pay court costs and legal fees.  If you are successful, the court may order the person you have sued to pay these costs and fees.  If you lose, however, the court may order you to pay these costs and fees, for example, if it finds your claim was frivolous.  If you have any questions about the Plan, you should contact the Plan Administrator.

If you have any questions about this statement, or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210.  You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

 ERISA CLAIMS PROCEDURES

If we determine that you or your beneficiary are entitled to benefits under this Plan, you will be notified in writing or electronically of your entitlement to such benefits, and we will provide you with the proper forms to apply for and elect such benefits.

If you or your beneficiary feels that you are not receiving a Plan benefit that you should, you may file a written claim for that benefit with the Claims Administrator.  Please address any such claims to the Claims Administrator for this Plan (see section entitled “Important Information about the Plan”, below). The Claims Administrator will decide whether to grant or deny your claim.  If your claim is denied, within 90 days after filing your claim you will receive a written notice explaining the specific reason(s) for denial, the Plan provisions that support the decision to deny the benefit, a description of any additional information needed to review your claim request, instructions for requesting a review of your denied claim and a description of those review, or “appeal” procedures and the time limits applicable to such procedures, including a statement of your right to bring a civil action under ERISA section 502(a).  If special circumstances require an extension of time for processing the claim, you will receive written notice of the extension prior to the end of the 90-day period.

You will have a chance, within 60 days after you receive this written notice, to ask for a review by the Claims Administrator of your claim and its denial.  Upon your request, you may also receive, at no cost to you, copies of all documents, records and other information relevant to your claim.  You and/or your beneficiary may submit written issues comments to the Claims Administrator. Your claim will then be reviewed by the Claims Administrator.  Generally, you will receive written notice of the final decision of the Claims Administrator within 60 days after your request for a review.  If special circumstances require a 60-day extension of time to review the decision, you will receive notice of the extension within the 60-day period (with extension, this review must be concluded within 120 days).

If your claim is denied, the Claims Administrator will notify you either in writing or electronically within the applicable day period specified above and will explain the specific reason(s) for denying your appeal, the Plan provisions that support the decision to deny your appeal, and a statement of your right to bring a civil action under ERISA section 502(a).  Under such circumstances, you have the right to bring a legal action within 90 days of the date you are informed that your appeal has been denied.  If you fail to bring a timely court action, your claim will be permanently denied.

 IMPORTANT INFORMATION ABOUT THE PLAN

The Plan Sponsor:

The Plan Sponsor is The Lincoln National Life Insurance Company.  As Plan Sponsor, The Lincoln National Life Insurance Company reserves the right to terminate or amend this Plan at any time, by action of its Boards of Directors.

The Plan Administrator and Named Fiduciary:

The Lincoln National Corporation Benefits Committee
150 N. Radnor Chester Road
Radnor, PA 19087-5238
Telephone: (484) 583-1400

The Plan Trustee:

Wells Fargo Bank Minnesota, N.A.
c/o Claims Administrator Lincoln Financial Group
510 Marquette Avenue, Suite 500
Minneapolis, MN  55402-1118

The Claims Administrator:

Wells Fargo Bank Minnesota, N.A.
c/o Claims Administrator Lincoln Financial Group
510 Marquette Avenue, Suite 500
Minneapolis, MN  55402-1118

Participating Employers:

The Lincoln National Life Insurance Company
Lincoln Life & Annuity Company of New York
Lincoln National Advisors Corporation

Plan Year:

January 1st through December 31st

Agent for Service of Legal Process:

Dennis L. Schoff, General Counsel
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087-5238

Identification Numbers:

The Employer Identification Number assigned to The Lincoln National Life Insurance Company by the Internal Revenue Service is: 35-0472300.

The Employer Identification Number assigned to the Lincoln National Corporation Benefits Committee by the Internal Revenue Service is: 35-1620788.

The Plan number is 006.

Top Heavy Rules:

The Internal Revenue Code provides a complicated set of rules for determining whether the Plan is “top heavy”.  Stated simply, the Plan is top heavy if the value of aggregated account balances belonging to “key employees” exceeds the aggregated account balances belonging to the non-key employees.  Key employees are generally officers and other highly compensated employees.

If the Plan became “top heavy”, the Plan’s benefits and vesting schedule would be enhanced. We would notify you in the unlikely event that the Plan ever became top heavy.

General Legal Note:  The summary of the Plan contained in this Prospectus is not intended to be the legally controlling Plan document.  Where there is a discrepancy between the summary of the Plan and the terms and provisions of the Plan document, the terms and provisions of the Plan document control.  Neither the Plan document, the summary of the Plan document contained in this Prospectus, or your rights to any benefits provided under the Plan constitutes a contract of employment.

 VALUATION OF INVESTMENTS

Securities authorized for investment under the Plan will be valued each day the New York Stock Exchange is open for business.  Depending on the type of security being valued, a determination of value is based on: the closing price of the security on an exchange on which such securities are listed; the average bid quotations for such securities; quotations from other sources deemed by the Plan Administrator to be reliable as fairly reflecting the market price or redemption price of the securities; the value as reported by an insurance company with respect to a segregated investment account in which the Plan invests; or the average sale or purchase price of the securities when the Plan Trustee is required to sell or purchase securities on the open market to comply with the requests of participants.

All of the Investment Options, including the LNC Common Stock Account (discussed in more detail below), are unitized.  That means that if you invest in any Plan Investment Option, you and other investors own a pro-rata portion of all of the securities that may be in the Investment Option (e.g., stocks, bonds, shares of mutual funds, or units of variable insurance trust funds other investment options – whatever the manager of the investment account has chosen to invest in to meet its investment objectives), as well as a pro-rata portion of the cash held by the Investment Option for liquidity purposes.

The value of a unit of any Investment Option is determined by adding the value of all securities in the Investment Option, plus the cash or value of the money market units, then dividing the total value of the Account by the total number of outstanding units issued by the Investment Option.  For the LNC Stock Account, the value of a unit is calculated each day by dividing the current value of all LNC Common Stock in the Account, plus any cash, by the total number of units allocated to participant Plan accounts.  Some accounts, such as the LNC Common Stock Account, hold units of a money market account rather than actual cash to satisfy liquidity needs.  The cash or money market units are used to execute daily transactions, thus avoiding the need for the manager to sell shares of stock on the open market and wait to receive the cash proceeds from the sale to satisfy a participants’ transfer or redemption transaction.

The valuation date for loans, withdrawals and transfers is the date your request, via the Benefits Helpline, is received and confirmed, as long as your call is received prior to 3 p.m. (Central Time) on a business day (otherwise the next business day).  The valuation date for all other distributions will be no later than the second business day after receipt of your correctly completed distribution form. The valuation date for new agent contributions, LNL contributions and loan repayments is the date on or following a payday on which such payments are received by the Plan Trustee for investment.

YOUR INVESTMENT OPTIONS

 Last updated for Investment Performance – April 30, 2008

Depending on your investment needs and objectives, you may decide to concentrate or diversify the assets currently credited to your Plan accounts, your future Pre-Tax Contributions, future Company Basic Matching Contributions, and any future Company Discretionary Matching Contributions that you may be eligible to receive (collectively, “Contributions”) among the various Investment Options described below.  Wells Fargo, the Plan’s recordkeeper, trustee, and third-party administrator, will deem any investment direction(s) you give them to be continuing directions until you affirmatively change them.  If you have not given Wells Fargo specific investment directions for your Plan accounts, Wells Fargo will automatically invest your Pre-Tax Contributions into the Plan’s current default investment option, SA #21 -- the balanced account.  Your Basic Company Contributions, and any Discretionary Company Contributions, will be invested in the same Investment Options you have directed for your Pre-Tax Contributions, or the Plan’s current default investment option if you have not given Wells Fargo specific investment directions.  The balanced account is considered a Qualified Default Investment Alternative under Department of Labor regulations.  Contributions that are invested in the balanced account (SA#21) in the absence of your investment direction will remain in SA #21, unless and until you affirmatively elect to transfer your assets to any other Investment Option.

Unless restricted by rules or regulations pertaining to insider trading, you may change your investment directions with respect to future Contributions at any time.  You may also transfer part or all of your current Plan account balances from one Investment Option to another Investment Option, subject to any trading restrictions or other limitations imposed by the Plan on the Investment Options involved. Any changes to your current investment directions, or transfers permitted among Investment Options, will be effective on the date the transaction is processed via the Benefits Helpline or Wells Fargo’s web site.

Trading Restriction & Other Limitations.

Transfers from the Guaranteed Fund Investment Option are limited to two transfers during any 12-month period, with the total of the two transfers not exceeding 25% of the amount that you have invested in that Investment Option. In addition, a participant may transfer 100% of his or her Guaranteed Fund balance out of that Investment Option over a consecutive four-year period according to the following schedule:

•	25% 1st yr;
•	33% 2nd yr;
•	50% 3rd yr; and
•	100% in the 4th yr.

However,  if a 12-month period of time expires without any activity between subsequent anniversary dates of the initial transfer, you must start the four-year period over again and will be permitted to withdraw only 25% for the first 12-month period.

In order to prevent market timing, excessive trading, and similar abuses, if you have made more than 26 trades in any one calendar year, you will not be able to place transaction orders electronically or by phone for the remainder of such calendar year – you will, however, be permitted to trade through first class U.S. mail service.  In the event market conditions restrict the ability of the Plan Trustee to comply with multiple transfer requests, transfer amounts will be pro-rated per each participant making a transfer request.  This will be based on the total value of the amounts being requested for transfer.

Investments in the Plan.

The Plan Trustee will invest your Contributions as soon as reasonably possible after receipt, and in accordance with your investment directions and the provisions of the Plan.  In addition to purchasing shares of our Common Stock on the open market, the Plan Trustee may from time to time purchase authorized and unissued shares directly from us, or purchase outstanding shares directly from our shareholders. Under the terms of the Plan, certain fees, commissions, and other expenses for these transactions will be charged to the Plan.

In deciding how to invest your Plan account, you should carefully consider which Investment Options are right for you.  You should read the following information carefully when making Plan investment decisions about these investment options.  You can find additional performance information on LNC’s website (www.lincolnfinancial.com; go from “Home Page” to “Financial Products” to “Retirement” to “LNC Director Product Group Variable Annuity Product”.  This information will help you to understand the investment choices and the differences among them.  The information provided to you in the following description of Investment Options should not be construed as an investment recommendation for any particular Investment Option.

Comparative Performance of Investment Options

In general, the following table sets forth the annualized yield earned on the Investment Options currently offered by the Plan over certain periods of time—assuming the reinvestment of dividends and interest.  All rates of return represent past performance and are not necessarily indicative of future performance.  Many conditions such as inflation, business growth and interest rates may be different in the future.  Investment return and principal value may fluctuate and may be worth more or less than the original cost.  This table has been prepared to assist you in making your investment directions under the Plan. However, the value of this information is limited, and we recommend that you consult a qualified investment adviser before making any investment decisions.  Except as indicated below, investment management fees and contract fees have not been deducted from the performance data below.   Please see the description of “Expense” for each Investment Option for more detail about these fees and expenses.

In cases where the fees and expenses were not included in the performance data, please note that the performance figures would be reduced if such expenses were deducted from performance data.

In addition, you will find comprehensive fee disclosure on the LFG website.  To find additional fee disclosure, go to the Lincoln Financial Group Home Page at http://www.lfg.com.  From the row across the top of the screen, click on “Financial Products”.  On the scroll down menu, click on “Retirement Plans”, then click on “Lincoln DirectorSM group variable annuity” in the chart.  On the right hand menu, click on “Fee Disclosure”.

Investment Option		Annualized Returns Expressed as a % as of April 30, 2008*

	1 Year	3 Years	5 Years	10 Years
Employer Securities
LNC Common Stock Account [1]	-23.68	7.11	11.65	2.27
Stability of Principle/Income Preservation Options
Guaranteed Account[2]	4.00	4.00	4.56	5.52
(SA #14) Short Term	4.92	4.78	3.46	4.11
Bond Options
(SA #12) Government/Corporate Bond	3.35	4.66	5.39	6.78
(SA #20) High Yield Bond	-0.05	7.71	9.68	7.26
Balanced Options
(SA # 21) Balanced	-0.88	7.66	9.09	5.41
(SA #30) Conservative Balanced	0.57	6.43	7.02	5.87
(SA # 32) Aggressive Balanced	-2.20	8.14	10.49	5.30
Large-Cap Equity Options
(SA # 11) Core Equity	-3.75	7.82	10.85	3.81
(SA # 22) International Equity	-5.58	12.69	19.03	9.34
(SA # 23) Large Capitalization Equity	3.41	9.76	8.38	1.61
(SA # 27) LVIP S&P 500 Index**[3]	-4.89	7.94	10.29	N/A
(SA # 28) Value Equity	-5.92	7.71	11.61	2.60
(SA # 33) LVIP Delaware Social Awareness**	-6.79	8.25	11.78	3.61
(SA # 34) American Funds Insurance Series Global Growth**[4]	3.04	15.49	15.34	N/A
(SA # 35) Fidelity VIP Contrafund**	4.60	13.80	15.61	8.34
(SA # 54) American Funds Insurance Series International**	5.34	18.98	21.67	9.62
(SA # 61) Delaware Value**[5]	-13.05	6.36	10.10	2.19
(SA# 81) BlackRock Capital Appreciation**	7.62	10.64	11.04	3.90
Medium- and Small-Cap Equity Options
(SA # 17) Medium Capitalization Equity	0.86	12.24	14.28	3.80
(SA # 24) Small Capitalization Equity	-6.68	9.77	10.66	7.50
(SA # 36) LVIP Small-Cap Index**[6]	-11.37	8.04	13.15	4.76
(SA # 37) Neuberger Berman AMT Mid-Cap Growth**	0.86	15.39	15.50	6.27
(SA # 38) Neuberger Berman AMT Regency**[7]	-8.33	9.01	14.64	N/A

* Rates of return are expressed as percentiles and exclude the effect of fees, charges and other expenses, unless otherwise indicated. Please see applicable footnotes.

** The operating expenses associated with the underlying fund have been deducted from the rates of return.

1. Performance results have been adjusted to reflect dividends paid and stock splits.  The data represents the historical unitized value of the LNC Common Stock Account as of 4/30/2008.
2. Performance results are as of 03/31/2008, and reflect the average rates of return during the specified periods.
3. Performance stated is the performance of SA#27.  Performance stated is a blend of the performance of the previous underlying investment options (the Scudder VIT Equity 500 Index and the DWS Fund, which began January 29, 1999), and the current underlying investment option, the LVIP S&P 500 Index Fund, which has been the underlying investment option of SA#27 since June 25, 2007.  Performance since inception is -0.18%.
4. Performance stated is the performance of SA#34, which began in 1998.  Performance stated is a blend of the performance of the previous underlying investment options, Janus Aspen World Wide Growth Fund, American Funds New Perspective Fund, and the current underlying investment option, American Funds Insurance Series Global Growth, which has been the underlying investment option of SA#34 since December 2006.  Performance since inception is 3.59%.
5. Performance stated is the performance of SA#61, which began in June 1996.  Performance stated is a blend of the performance of the previous underlying investment options, the Delaware Large Cap Value Fund (prior to December 2, 2004), and performance data for the current underlying investment option, the Delaware Value Fund – which has been the underlying investment option of SA#61 since November 2004.
6. Performance stated is the performance of SA#36, which began in August 1997.    Performance is a blend of the performance of the previous underlying investment option, the DWS Small Cap Index Fund, and the current investment option, the LVIP Small Cap Index Fund, which has been the underlying investment option of SA#36 since June 25, 2007.
7. Performance stated is the performance of SA#38, which began in August 1999.  Performance stated is a blend of the previous underlying investment option, Neuberger Berman Partners, and the current underlying investment option – Neuberger Berman AMT Regency, which has been the underlying investment option of SA#38 since August 22, 2001.  Performance since inception is 9.07%.

Investment Risks

It is important to keep in mind one of the main axioms of investing: the higher the risk of losing money, the higher the potential reward.  The reverse, also, is generally true: the lower the risk, the lower the potential reward.  As you consider investing in the Plan’s Investment Options, you should take into account your personal risk tolerance.  Diversification within your investment portfolio can reduce risk.

The Investment Options are subject to one or more of  the following general risks:

Inflation Risk: The possibility that, over time, the returns will fail to keep up with the rising cost of living.

Liquidity Risk: The chance that an Investment Option, if it had insufficient reserves to meet participant withdrawals, would incur market value adjustment or penalty for early withdrawal from one or more of its contracts.

Market Risk:  The chance that the value of an investment will change because of rising (or falling) stock or bond prices.

In addition, depending on the style, composition, and the investment strategy of a particular Investment Option, an Investment Option may be subject to one or more of the following risks:

Call/Prepayment Risk: The chance that during periods of falling interest rates, a mortgage-backed bond issuer will repay a higher-yielding bond before its maturity date because the underlying mortgages have been paid off ahead of schedule.  If this were to occur, the Investment Option would lose the opportunity for additional unit price appreciation, and would be forced to reinvest the unanticipated proceeds at lower interest rates.  As a result, the Investment Option would experience a decline in income.

Country Risk:  The possibility that events such as political or financial troubles or natural disasters will weaken a country’s economy.  Generally, international investing entails greater Country Risk compared to investment in domestic, or U.S. companies or entities. The risks include political and economic uncertainties of foreign countries as well as the risk of currency fluctuations and government regulations, accounting standards, and market conditions.  Country Risk is magnified in countries with emerging markets, since these countries may have relatively unstable governments and less established markets and economics.

Credit Risk:  The chance that the issuer of a security will fail to pay interest and principal in a timely manner, or that such companies or individuals will be unable to pay the contractual interest or principal on their debt obligations at all.  When considering an investment in bonds, it is important to assess credit risk and its potential pay offs.  While rising interest rate movements can reduce the value of your bond investment, a default can almost eliminate it.

Currency Risk:  The possibility that a foreign investment will lose money because of unfavorable currency exchange rates.

Interest Rate Risk:  The chance that bond prices overall will decline over short or even long periods due to rising interest rates.  Bond prices are tied directly to interest rates and move in opposition to interest rate changes—when interest rates increase, bond prices decrease, and vice-versa.  Because stock and bond prices often (but not always) move in opposite directions, an Investment Option that holds both stock and bonds may experience less volatility.  Additionally, fixed-income investments also assume Credit Risk (defined above).

Investment- Style Risk: The chance that returns from the stock market segments in which an Investment Option is most heavily weighted (large-cap and value stocks) may under-perform other asset classes or the overall stock market.  In general, there is a risk that the value of securities in a particular industry or the value of an individual stock will decline due to changing expectations for the performance of that industry or the individual company issuing the stock.

Manager Risk:  The chance that poor security selection will cause an Investment Option to under-perform other Investment Options with similar objectives.

All of the Investment Options are insurance company separate accounts.  The following Investment Option descriptions are summaries based on information about the Investment Options available on the date of this Summary Plan Description and Prospectus.

 Stability of Principal Investment Options

The Guaranteed Account and the Short Term Account (SA#14).  Investment Options in this category are conservative investment options seeking to hold the principal value of an investment so that it is stable or close to stable through all market conditions.  Stability of principal funds may credit a stated rate of return or minimum periodic interest rate that may vary.  These types of investments are often referred to as a “guaranteed account” or “money market account”.

The Guaranteed Account

•
Investment Objectives:  This Investment Option seeks to provide a competitive current interest rate that translates into the highest possible return with the lowest level of risk while also offering the protection of principal.

•
Investment Strategies: The Guaranteed Account is part of the general account of LNL and is backed by the general credit worthiness and the claims paying ability of LNL.  The general account invests in government bonds, high-quality corporate bonds, and other high-quality asset classes in keeping with the investment policy statement for the portfolio.  The Guaranteed Account offers a quarterly-set interest rate with a guaranteed minimum rate of return.  Annual transfers from the Guaranteed Account are limited to 25% of the value of your investment in the Guaranteed Account.

•	Primary Risk: Inflation Risk; Market Risk; Liquidity Risk; and Interest Rate Risk.

•	Account Manager: Delaware Investment Advisers is the registered investment advisor.

•	Expense: 0.00%. No asset charges are deducted from participant accounts.

Short Term Account (SA#14)

•
Investment Objectives: This Investment Option seeks to maximize current income consistent with the preservation of capital and liquidity.    The long-term investment objective is to exceed the performance of the Citigroup 90-day Treasury Bill Index.

•
Investment Strategies:  This Investment Option invests primarily in a portfolio of short-term money market instruments (commercial paper, bankers’ acceptances, certificates of deposit, loan participation agreements, repurchase agreements, and short-term U.S. government debt) maturing within one year from the date of purchase.

•
Primary Risks: Inflation Risk; Liquidity Risk; Market Risk; Credit Risk; and Interest Rate Risk.  Although this Investment Option seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Investment Option if there is a significant level of obligor defaults. An investment in the Short Term Account is not insured or guaranteed by the FDIC or any other government agency.

•	Account Manager: Effective January 1, 2007, LNL is the registered investment advisor (formerly Delaware Investment Advisors).

•	Expenses: 0.60%

 Bond Options

Government/Corporate Bond (SA#12) and the High Yield Bond (SA#20).  The Investment Options in this category seek income or growth of income by investing primarily in income-producing securities such as corporate bonds, mortgages, government bonds, foreign bonds, convertible bonds, and preferred stocks. These Investment Options generally have a lower potential for capital growth.

Government/Corporate Bond (SA#12)

•
Investment Objectives:  This Investment Option seeks to maximize long-term total return through a combination of current income and capital appreciation.  The long-term objective is to exceed the total return of the Lehman Brothers Aggregate Bond Index.

•
Investment Strategies:  The Investment Option invests primarily in a portfolio of investment-grade fixed-income securities including bonds and other debt securities with maturities generally exceeding one year, preferred stocks consistent with the investment objective, and futures and options contracts.  The average portfolio quality may be no less than A/A with no more than 50% of the portfolio invested in securities rated Baa/BBB or lower by Moody’s and S&P, respectively. The Investment Option may also invest in foreign bonds and high-yield bonds and may have high-yield bond holdings of up to 10%. The maximum range of investments allowed by asset category are: 50% money market instruments, 100% public bonds, 5% convertible bonds, and 5% preferred stock and convertible preferred stock.  The Investment Option can also invest in futures and options.  The Investment Option diversification maximums are: 25% per industry, 5% per non-government issuer, 50% mortgage-backed securities, 30% supra-national entities (such as the World Bank), and 5% non-dollar (un-hedged). The duration of the Investment Option is targeted to the duration of the Lehman Brothers Aggregate Index.

•
Primary Risks: Inflation Risk; Liquidity Risk; Call/Prepayment Risk; Credit Risk; Interest Rate Risk; Manager Risk; and Market Risk.  The Investment Option is exposed to the general risks of investing in bonds as well as investing in foreign securities.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

High Yield Bond (SA#20)

•
Investment Objectives:  The Investment Option seeks to maximize long-term total return through a combination of current income and capital appreciation.  The long-term investment objective is to exceed the total return of the Merrill Lynch High Yield Master I Index.

•
Investment Strategies: The Investment Option invests in a well-diversified portfolio of fixed-income securities rated below investment grade.   Investments include, but are not limited to, bonds and other debt securities with maturities generally exceeding one year, high-quality money market instruments, warrants, common stock, or preferred stock which, in the aggregate, do not exceed 5% of the portfolio.  The average quality of the Account will be rated at least B2/B with no more than 20% rated B3/B- or lower by Moody’s and S&P, respectively.  No more than 5% of the Account shall be invested in the securities of any company.  Foreign national securities are limited to an aggregate of 15%.  No more than 25% of the Account shall be invested in companies within the same industry.  Convertible bonds are limited to 5% of the portfolio.

•
Primary Risks:  Inflation Risk; Liquidity Risk; Call/Prepayment Risk; Credit Risk; Interest Rate Risk; Manager Risk; and Market Risk.  The Account invests in lower-quality bonds and therefore may be at risk for the issuer not being able to repay the promised interest or principal. High yield bonds experience higher volatility and increased credit risk when compared to other fixed income investments and investment grade bonds paying a higher rate of interest to pay the investor for the increased level of risk.  To manage this higher investment risk, the Account manager monitors the bond issuer’s performance and constantly evaluates the risk/reward characteristics of the securities as well as the diversification requirements.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

 Balanced Option

Balanced Account (SA#21), Conservative Balanced Account (SA#30) and Aggressive Balanced Account (SA#32). This category consists of Investment Options that seek to “balance” growth of principal and current income by investing in stocks with potentially high dividends or a combination of stocks, bonds, and money market instruments. The asset allocations of the funds are monitored daily and any allocation changes are made in context with the Account manager’s models, valuation targets, market activity, and other indicators.  Managers allocate portfolio assets based on their determination of which investments offer the greatest return potential with the lowest risk.  Some Accounts have fixed allocations and others allow managers full discretion.

Balanced Account (SA#21)

•
Investment Objectives: The Investment Option seeks to maximize long-term total return through a combination of current income and capital appreciation with moderate level of risk.  The long-term investment objective is to exceed the median return of the Lipper Balanced Funds Peer Group, and to exceed the median return of its customized benchmark index (45% Russell 1000, 10% MSCI EAFE, 40% Lehman Brothers Aggregate Bond, 5% Citigroup 90-Day T-Bill).

•
Investment Strategies: The Investment Option invests in the following investment sectors: common stocks and other equity securities—including international equities—and debt securities with conversion privileges, and bonds and other debt securities with maturities generally exceeding one year, including straight debt securities, convertible bonds, obligations issued or guaranteed by the U.S. Government or its agencies, and dollar-denominated securities guaranteed by foreign governments.  In addition, the Investment Option also invests in high quality money market instruments and other debt securities with maturities generally not exceeding one year.  The Investment Option may also accomplish its investment objectives through the purchase of the units of other LNL Separate Accounts available to qualified pension plans: Core Equity (SA#11), Government/Corporate Bond (SA#12), Short Term (SA#14), Medium Capitalization Equity (SA#17), High Yield Bond (SA#20), International Equity (SA#22), Large Capitalization Equity (SA#23), Small Capitalization Equity (SA#24), and Value Equity (SA#28).  The range of investment allowed in each investment sector at the separate account level is: 20-70% equities (including up to 20% international securities), 15-60% fixed income and 0-65% short term. These sector allocations may vary from time to time.

Not more than 5% of the Investment Option shall be invested in the securities of any corporation.  Canadian government securities are limited to 25% and other foreign national securities are limited to 15%.  Not more than 25% of the Investment Option shall be invested in companies within the same industry.  Convertible bonds are limited to 5% of the portfolio.  Investments in fixed income securities rated below investment grade are limited to 5% of the portfolio.

•	Primary Risk: Inflation Risk; Liquidity Risk; Call/Prepayment Risk; Country Risk; Credit Risk; Interest Rate Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

Conservative Balanced Account (SA#30)

•
Investment Objectives:  This Investment Option seeks to maximize long-term total earnings through a combination of current income and capital appreciation with a conservative level of risk.  The long-term investment objective is to exceed the median return of the Lipper Income Funds Peer Group, as well as to exceed median return of its customized benchmark index (20% Russell 1000, 5% MSCI EAFE, 60% Lehman Brothers Aggregate Bond, 15% Citigroup 90-Day T-Bill).

•
Investment Strategies: The Investment Option invests in the following investment sectors: common stocks and other equity securities—including international equities—and debt securities with conversion privileges, and bonds and other debt securities with maturities generally exceeding one year, including straight debt securities, convertible bonds, obligations issued or guaranteed by the U.S. Government or its agencies, and dollar-denominated securities guaranteed by foreign governments. Investments in fixed income securities rated below investment grade are limited to 5% of the portfolio. In addition, the Investment Option also invests in high quality money market instruments and other debt securities with maturities generally not exceeding one year.  The Investment Option may also accomplish its investment objectives through the purchase of the units of other LNL Separate Accounts available to qualified pension plans: Core Equity (SA#11), Government/Corporate Bond (SA#12), Short Term (SA#14), Medium Capitalization Equity (SA#17), High Yield Bond (SA#20), International Equity (SA#22), Large Capitalization Equity (SA#23), Small Capitalization Equity (SA#24), and Value Equity (SA#28).  The range of investment allowed in each investment sector at the separate account level is: 0-40% equities (including up to 10% international equities), 30-80% fixed income, and 0-70% short term. These sector allocations may vary from time to time.

No more than 5% of the Investment Option shall be invested in the securities of any corporation.  Canadian government securities are limited to 25% and other foreign national securities are limited to 15%.  Not more than 25% of the Investment Option shall be invested in companies within the same industry.  Convertible bonds are limited to 5% of the portfolio.

•	Primary Risk: Inflation Risk; Liquidity Risk; Call/Prepayment Risk; Country Risk, Credit Risk; Interest Rate Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

Aggressive Balanced Account (SA#32)

•
Investment Objectives:  This Investment Option seeks to maximize long-term total return through a combination of current income and capital appreciation, with an aggressive level of risk.  The long-term investment objective is to exceed the median return of the Lipper Flexible Portfolio Peer Group, and to exceed the median return of its customized benchmark index (55% Russell 1000, 15% MSCI EAFE, 25% Lehman Brothers Aggregate Bond, 5% Citigroup 90-Day T-Bill).

•
Investment Strategies: The Investment Option invests in the following investment sectors: common stocks and other equity securities—including international equities—and debt securities with conversion privileges, and bonds and other debt securities with maturities generally exceeding one year, including straight debt securities, convertible bonds, obligations issued or guaranteed by the U.S. Government or its agencies, and dollar-denominated securities guaranteed by foreign governments. In addition, the Account also invests in high quality money market instruments and other debt securities with maturities generally not exceeding one year.  The Investment Option may also accomplish its investment objectives through the purchase of the units of other LNL Separate Accounts available to qualified pension plans: SA 32 may invest in Core Equity (SA#11), Government/Corporate Bond (SA#12), Short Term (SA#14), Medium Capitalization Equity (SA#17), High Yield Bond (SA#20), International Equity (SA#22), Large Capitalization Equity (SA#23), Small Capitalization Equity (SA#24), and Value Equity (SA#28).  This Investment Option may invest heavily in equity securities.  The range of investment allowed in each investment sector at the separate account level is: 40-90% equities (including up to 30% international equities), 0-40% fixed income, and 0-60% short term.  These sector allocations may vary from time to time.

Not more than 5% of the Investment Option shall be invested in the securities of any corporation.  Canadian government securities are limited to 25% and other foreign national securities are limited to 15%.  Not more than 25% of the Account shall be invested in companies within the same industry.  Convertible bonds are limited to 5% of the portfolio.  Investments in fixed income securities rated below investment grade is limited to 5% of the portfolio

•	Primary Risk: Inflation Risk; Liquidity Risk; Call/Prepayment Risk; Country Risk; Credit Risk; Interest Rate Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

 Large-Cap Equity Options

Core Equity Account (SA#11), International Equity Account (SA#22), Large Capitalization Equity Account (SA#23), LVIP S&P 500 Index Account (SA#27), Value Equity Account (SA#28),  LVIP Delaware Social Awareness Account (SA#33), American Funds Insurance Series Global Growth Account (SA#34), Fidelity® VIP Contrafund Account (SA#35), American Funds Insurance Series International Account (SA#54), Delaware Value Account (SA#61), and BlackRock Capital Appreciation Account (SA#81).  This category of Accounts invests for growth. Because they invest in larger, more established/developed companies and/or countries, growth accounts generally tend to have lower risk and return than more aggressive stock-based accounts.

Core Equity Account (SA#11)

•
Investment Objectives:  This Investment Option seeks to pursue long-term capital appreciation and invests in a diversified portfolio of well-established companies with both growth and value characteristics; including large-sized U.S. companies, with some emphasis on medium-sized companies. The long-term investment objective is to achieve investment results that are superior, over a market cycle, to those of the equity market as a whole, without experiencing excessive short-term volatility.  The Russell 1000 Index is the investment benchmark.

•
Investment Strategies: This Investment Option invests in common stocks and other equity securities such as preferred stocks and debt securities with conversion privileges or warrants (Common Stock of LNC or affiliated entities may not be purchased) and high quality money market instruments and other debt securities.  Stock index futures contracts or exchange-traded funds may be purchased in place of securities up to 10% of the Account.  The portfolio managers seek companies with earnings and/or revenues that are growing faster than the industry average by blending a growth-oriented management style—which focuses on seeking growth companies at a reasonable price—and a value-oriented management style, which seeks companies within an industry with current stock prices that do not reflect the stocks’ perceived true worth. The companies sought typically have above average capitalization and earnings growth expectations and below average dividend yields. More specifically, this Investment Option seeks to invest in companies believed to show growth potential that significantly exceeds the average expected growth rate of companies in the same industry; and are undervalued in the market relative to the companies’ industry peers. The portfolio is “sector neutral” with sector weightings close to the Index. The sector allocations can vary from time to time.

•	Primary Risks: Inflation Risk; Liquidity Risk; Investment-Style Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

International Equity Account (SA#22)

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Investment Objectives:  This Investment Option seeks a total return from capital appreciation and dividend income.  The long-term investment objective is to exceed the change in the U.S. Consumer Price Index by 5% over an economic cycle of five to seven years.  The objective is to exceed the return of the MSCI EAFE Index benchmark.

•
Investment Strategies:  This Investment Option pursues its investment objective by investing in a portfolio of stocks of non-United States companies. This Investment Option invests in common stocks and other equity securities such as American Depository Receipts, Global Depository Receipts, preferred stock and debt securities with conversion privileges or rights or warrants.  Up to 10% of the value of this Investment Option may be invested in international bonds.  Before buying any stock, the Investment Option’s management looks at the stock’s current dividend and future dividend growth.  This projected dividend stream is then discounted to its present value and adjusted for projected local inflation. The Investment Option’s manager estimates the “true” value of a stock based on these projections.  Stocks selling below this estimated “true” value become candidates for the Fund, since they are believed to offer income and appreciated potential.  The portfolio manager considers the value of each country’s currency, political situation, and accounting standards to identify factors that may increase or decrease individual stock values. In order to diversify, no more than 5% of the Investment Fund shall be invested in the securities of any corporation and no more than 25% shall be invested in companies within the same industry.

•
Primary Risk: Inflation Risk; Liquidity Risk; Country Risk; Credit Risk; Currency Risk; Interest Rate Risk; Investment-Style Risk; Manager Risk; and Market Risk.  This Account invests in more volatile equity stocks and bears additional risk factors because of changes in the exchange rates between U.S. dollars and foreign currencies and other variables associated with international investing including political and economic uncertainties.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.975%

Large Capitalization Equity Account (SA#23)

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Investment Objectives:  The primary objective of this Investment Option is maximum capital appreciation.   The long-term objective is to exceed the total return of the Russell 1000 Growth Index over a complete market cycle.

•
Investment Strategies: This Investment Option pursues its investment objectives by investing in companies that are believed to have long-term capital appreciation and are expected to grow faster than the U.S. economy.  Under normal circumstances, in pursuing its investment objectives, the Investment Option will invest at least 80% of its net assets in U.S. or domestic investments.  The Investment Option may also invest in convertible bonds, preferred stocks and convertible preferred stocks, provided that these investments, when aggregated with the account’s debt securities and bonds, do not exceed 35% of the Investment Option’s assets.  In order to diversify, with respect to 75% of the assets in the Investment Option, no more than 5% of the Investment Option shall be invested in the securities of any one issuer at time of purchase.  With respect to the remaining 25% of the assets in the Investment Option, no more than 10% of the Investment Option shall be invested in the securities of any one issuer at time of purchase.

No more than 25% of the Investment Option shall be invested in the securities of issuers conducting their principal business activities within the same industry.  Additionally, cash is held when investments that meet purchase criteria are not available.

•	Primary Risks: Inflation Risk; Liquidity Risk; Investment-Style Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

LVIP S&P 500 Index Account (SA#27)

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Investment Objectives:  This Investment Option seeks to replicate as closely as possible, before expenses, the total return of the Standard & Poor’s 500 Composite Stock Price Index, an index emphasizing stocks of large US companies.

•
Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the LVIP S&P 500 Index Fund (the “Fund”), a Lincoln Variable Insurance Trust Fund managed by Mellon Capital Management Corporation.  The Fund pursues its objective by investing in all the securities that make up the S&P 500 Index, although the fund reserves the right not to invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances (such as when the transaction costs are high, there is a liquidity issue, or there is a pending corporate action).  Under normal market conditions, the fund will invest at least 90% of its assets in securities of issuers included in the S&P 500 Index.   The S&P 500 Index is a widely used measure of large US company stock performance.  The stocks in the S&P 500 Index account for nearly three-quarters of the value of all US stocks.  The S&P 500 Index consists of the common stocks of 500 major corporations selected according to: size; frequency and ease by which their stocks trade; and range and diversity of the American economy.

•
Primary Risks:  Inflation Risk; Liquidity Risk; Investment-Style Risk; and Market Risk.  For this Investment Option, the performance of the large capitalization portion of the U.S. stock markets is crucial.  Since the Investment Option invests at least 80% of its assets in the stocks of companies included in the S&P 500 Index, it cannot alter its investment strategy in response to fluctuations in the market segment represented by the S&P 500 Index.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Mellon Capital Management Corporation.

•
Expense:  The operating expense associated with the underlying Fund has been deducted from the rates of return.  At the Separate Account level the fee is 0.29%; at the Fund level the fee is 0.28%, for a total expense of 0.57%.

Value Equity Account (SA#28)

•	Investment Objectives: This Investment Option seeks to maximize long-term total return. The long-term objective is to exceed the total return of the Russell 1000 Value Index over a market cycle.

•
Investment Strategies: This Investment Option invests in a portfolio of undervalued common stocks of large-capitalization companies.  The average market capitalization of the stocks in the portfolio exceeds $5 billion.  The portfolio manager seeks to purchase these stocks when they are selling at a low price relative to the value of the company, achieving income from both above average dividends and an increase in stock prices. To reduce risk, the portfolio manager avoids purchases in stocks expected to experience drastic up and down movements, or that have high expectations for growth factored into the stock portfolio. It is expected that the Investment Option will have lower risk and volatility than broad market indexes.  The Investment Option will control risk primarily by buying companies with an intrinsic value higher than that of the current stock price.  In order to diversify, no more than 5% of the Investment Option shall be invested in the securities of any corporation and no more than 25% shall be invested in companies within the same industry.

•	Primary Risks: Inflation Risk; Liquidity Risk; Investment-Style Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to Wells Capital Management LLC.

•	Expense: 0.75%

LVIP Delaware Social Awareness Account (SA#33)

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Investment Objectives:  This Investment Option seeks growth of capital and long-term return by investing in companies committed to human needs.  The long-term objective is to exceed the return of the Russell 1000 Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the LVIP Delaware Social Awareness Fund (the “Fund’), a Lincoln Variable Insurance Trust Fund managed by Delaware Management Business Trust.  The Fund invests in common stocks of established, growing, and profitable companies. This Fund is a conscientious vehicle that combines performance with social responsibility and purchases common stocks of companies with attractively priced, consistent earnings growth. This Fund will not knowingly purchase or hold securities of companies that: (1) harm or are likely to harm the natural environment; (2) produce nuclear power, design or build nuclear power plants or make equipment for producing nuclear power; (3) make or contract for military weapons; (4) engage in the liquor, tobacco or gambling industries; or (5) engage in the use of animals to test their products when developing new cosmetic and personal care products.

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Primary Risk:  Inflation Risk; Liquidity Risk; Manager Risk; Investment-Style Risk; and Market Risk.  Because this Account avoids investing in companies that do not meet socially responsible criteria, its exposure to certain industry sectors may be greater or less than similar funds or market indexes. The Investment Option invests in medium sized as well as large sized companies, and the Investment Option’s performance may be affected if stocks in one of those two groups of companies do not perform as well as stocks in the other group. Furthermore medium-sized companies, which are not as well established as large-sized companies, may (1) react more severely to market conditions and (2) suffer more from economic, political and regulatory developments.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Delaware Management Company.

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Expense:  The operating expenses associated with the underlying fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.30%; at the Fund level the fee is 0.42%, for a total expense of 0.72%.

American Funds Insurance Series Global Growth Account (SA#34)

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Investment Objectives:  This Investment Option seeks to provide long-term growth of capital.  Future income is a secondary objective.  The long-term objective is to exceed the return of the Morgan Stanley Capital International (MSCI) World Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the American Funds Global Growth Fund (“Fund”), a variable insurance trust fund.   The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located around the world.  The fund is designed for investors seeking capital appreciation through stocks.  Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

•	Primary Risks: Inflation Risk; Liquidity Risk; Country Risk; Currency Risk; Investment-Style Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Capital Research and Management Company.

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Expense: The operating expenses associated with the underlying Fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.30%; at the Fund level the fee is 0.83%, for a total expense of 1.13%.

Fidelity® VIP Contrafund Account (SA#35)

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Investment Objectives:  This Investment Option seeks capital appreciation by investing in shares of companies whose value, the portfolio manager believes, is not fully recognized by the market.  The long-term investment objective is to exceed the return of the Russell 3000 Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of Fidelity® VIP Contrafund (the “Fund”), a variable insurance trust fund.  The Fund invests primarily in U.S. common stock and securities convertible into common stock, but it has the flexibility to invest in other types of securities as well, including investing in foreign issuers.  The Fund may invest in companies (1) experiencing positive fundamental change such as a new management team or product launch; significant cost-cutting initiative(s); and/or a merger, acquisition, or reduction in industry capacity that should lead to improved pricing; (2) whose earnings potentially have increased or are expected to increase more than generally perceived; (3) that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons considered non-recurring or short term; and/or (4) that are undervalued in relation to securities of other companies in the same industry.

•	Primary Risks: Inflation Risk; Liquidity Risk; Country Risk; Investment-Style Risk; Manager Risk; and Market Risk.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Fidelity Management & Research Company.

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Expense:  The operating expenses associated with the underlying Fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.15%; at the Fund level the fee is 0.76%, for a total expense of 0.91%.

American Funds Insurance Series International Account (SA#54)

•	Investment Objectives: This Investment Option seeks capital appreciation through stocks. The long-term investment objective is to exceed the return of the MSCI EAFE Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the American Funds International Fund, a variable insurance trust fund.  The Fund invests primarily in the common stocks of companies located outside the United States.  Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.  In unusual circumstances, the Investment Option may be invested in high quality money market instruments and other debt securities with maturities generally not exceeding one year.

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Primary Risks:  Inflation Risk; Liquidity Risk; Country Risk; Currency Risk; Investment-Style Risk; Manager Risk; and Market Risk. This Fund is an aggressive equity account that is a high-risk investment due to changes in the exchange rates between U.S. dollars and foreign currencies and other variables associated with international investing including political and economic uncertainties.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Capital Research & Management Company.

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Expense: The operating expenses associated with the underlying Fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.30%; at the Fund level the fee is 0.79% for a total expense of 1.09%.

Delaware Value Account (SA#61):

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Investment Objectives:  This Investment Option seeks long-term capital appreciation by investing primarily in large-capitalization companies that are believed to have long-term capital appreciation potential.  The long-term objective is to exceed the return of the Russell 1000 Value Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the Delaware Value Fund (the “Fund”), a mutual fund of Delaware Management Business Trust.  The Fund invests primarily in large-capitalization companies that have long-term capital appreciation potential.  The Fund currently defines large-cap stocks as those with market capitalization of $5 billion or greater at time of purchase.  The Fund will not seek current income as a secondary objective.  The Fund’s managers follow a value-oriented investment philosophy in selecting stocks using a research-intensive approach and considering such factors as: security prices that reflect a market valuation that is judged to be below the estimated present or future value of the company; favorable earnings growth prospects; expected above-average return on equity and dividend yield; the financial consideration of the issuer; and various qualitative factors.

•
Primary Risks:  Inflation Risk; Liquidity Risk; Manager Risk; Investment-Style Risk; and Market Risk.  Since this Account is invested in the Delaware Value Fund, which is an equity-based fund, there is a risk that the value of securities in a particular industry or the value of an individual stock will decline due to changing expectations for the performance of that industry or the individual company issuing the stock.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Delaware Management Company.

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Expense:  The operating expenses associated with the Fund have been deducted from the rates of return.  At the Separate Account level, the fee is 0.30%; at the Fund level the fee is 0.75%, for a total expense of 1.05%.

BlackRock Capital Appreciation Account (SA#81)

•	Investment Objectives: This Investment Option seeks long-term growth of capital. The long-term objective of the Investment Option is to exceed the return of the Russell 1000® Growth Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the BlackRock Capital Appreciation Portfolio (the “Fund”), a registered investment company.  Under normal market conditions, the Fund invests at least 80% of its assets in the common and preferred stock of mid- and large-sized companies.  The Fund seeks to invest in fundamentally sound companies with strong management, superior earnings and growth prospects and attractive relative valuations.  The Fund emphasizes large companies that exhibit stable growth and accelerated earnings.

•	Primary Risks: Inflation Risk; Liquidity Risk; Investment-Style Risk; Market Risk; and Manager Risk.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by BlackRock Advisors, Inc.

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Expense:  The operating expenses associated with the underlying Fund have been deducted from the rates of return. At the Separate Account level the fee is 0.05%; at the Fund level the fee is 1.35%, for a total expense of 1.40%.

 Medium- and Small-Cap Equity Options

Medium Capitalization Equity Account (SA#17), Small Capitalization Equity Account (SA#24), LVIP Small-Cap Index Account (SA#36), Neuberger Berman Mid Cap Growth Account (SA#37), and Neuberger Berman AMT Regency Account (SA#38).  Investment Options in this category seek capital appreciation by investing in stocks of small and medium-sized companies within the United States or emerging market countries.  Generally, these companies are striving to be leaders in developing new products or markets and have above average earnings growth potential.

Medium Capitalization Equity Account (SA#17)

•	Investment Objectives: This Investment Option seeks to maximize long-term total return. The long-term objective is to exceed the performance of the Russell Midcap Growth Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in stocks of medium-sized companies that have strong financial characteristics. This Investment Option manager looks for companies that are profitable, have high return on equity, high reinvestment rates and have a low price relative to earnings growth.  This Investment Option will invest primarily in securities, which have a market capitalization at the time of purchase within the capitalization range of the performance evaluation benchmark (Russell Midcap Growth Index) recognizing that this may fluctuate over time. In order to diversify, no more than 5% of the Account shall be invested at cost in the securities of any corporation and no more than 25% of the Account shall be invested in the securities of any industry.

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Primary Risk: Inflation Risk; Liquidity Risk; Manager Risk; Investment-Style Risk; and Market Risk.  The stock of medium-size companies may not be as well known and may experience more sudden fluctuations.

•	Account Manager: LNL is the registered investment advisor, and it has sub-advised the management responsibilities to T. Rowe Price Associates, Inc.

•	Expense: 0.75%

Small Capitalization Equity Account (SA#24)

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Investment Objectives:  This Investment Option seeks long-term capital appreciation.  The long-term investment objective of this Investment Option is to exceed the total return of the Russell 2000 Growth Index.

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Investment Strategies:  To achieve its objective, this Investment Option purchases stocks of small companies having the potential to grow rapidly and produce superior returns. Small cap companies generally are those between $200 million and $2 billion in market capitalization. The Investment Option manager looks for stocks of companies that it expects to benefit from trends within the economy, the political arena, and society at large. In order to diversify, no more than 5% of the Investment Option shall be invested in the securities of any corporation and no more than 25% of the Investment Option shall be invested in companies within the same industry.

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Primary Risks:  Inflation Risk; Liquidity Risk; Investment-Style Risk; Manager Risk; and Market Risk.  Small-cap stocks may be subject to a higher degree of risk than more established companies’ securities. The illiquidity of the small-cap market may adversely affect the value of these investments so that shares, when redeemed, may be worth more or less than their original cost.  This Investment Option attempts to control risk primarily by managing a diversified portfolio regarding number of securities and industry exposure, composed of companies with a more attractive valuation characteristics less than similar companies in their industry.

•	Account Manager: LNL is the registered investment advisor and it has sub-advised the management responsibilities to Delaware Investment Advisers.

•	Expense: 0.75%

LVIP Small-Cap Index Account (SA#36)

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Investment Objectives:  This Investment Option seeks to replicate, as closely as possible, the total return of the Russell 2000 Small Stock Index, an index consisting of 2000 small-capitalization common stocks.  The Fund invests for growth and does not seek income as a primary objective.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares of the LVIP Small-Cap Index Fund (the “Fund”), a Lincoln Variable Insurance Trust Fund managed by Mellon Capital Management Corporation.  The fund pursues its objective by investing primarily in the securities that make up the Russell 2000 Index, although it reserves the right not to invest in every security in the Russell 2000 Index if it is not practical to do so under the circumstances (such as when the transaction costs are too high, there is a liquidity issue, or there is a pending corporate action).  Under normal circumstances, the fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000.  The Russell 2000 Index is a widely used measure of small U.S. company stock performance.

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Primary Risks:  Inflation Risk; Liquidity Risk; Index Sampling Risk; Investment-Style Risk; and Market Risk.  Small-cap stocks may be subject to a higher degree of risk than more established companies’ securities. The illiquidity of the small-cap market may adversely affect the value of these investments so that shares, when redeemed, may be worth more or less than their original cost.  There is a risk that the value of securities in the aforementioned sectors or the value of an individual stock will decline due to changing expectations for the performance sector or individual company issuing the stock.

Because the Fund invests at least 80% of its assets in the stocks of companies included in the Russell 2000 Index and in derivative instruments that provide exposure to the stocks of companies in the Russell 2000 Index, it cannot alter its investment strategy in response to fluctuations in the market segment represented by the Index.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Mellon Capital Management Corporation.

•	Expense: At the Separate Account level the fee is 0.15%; at the Fund level the fee is 0.46%, for a total expense of 0.61%.

Neuberger Berman AMT Mid Cap Growth Account (SA#37)

•	Investment Objectives: This Investment Option seeks capital appreciation. The long-term investment objective is to exceed the return of the Russell Mid-Cap Growth Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in the AMT Mid-Cap Growth Portfolio (the “Fund”), a variable insurance trust fund.  The Fund invests at least 80% of its net assets in common stocks of mid-cap companies.  The Fund invests in a diversified portfolio of common stocks believed by the portfolio manager to have the maximum potential to offer comparatively attractive long-term returns. Normally this Fund invests primarily in the common stocks of mid-cap companies but may at times favor the relative safety of large-cap securities and the greater growth potential of smaller cap securities over mid-cap securities.  Additionally, it may invest in money market instruments and other debt securities.

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Primary Risks:  Inflation Risk; Liquidity Risk; Investment-Style Risk; and Market Risk.  Mid-cap companies offer potential for higher returns, but the risk associated with them is also higher.  Mid-cap stocks have a historically shown risk/return characteristics that are in between those of small- and large- cap stocks.  Their prices can rise and fall substantially.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Neuberger Berman Management, Inc.

•
Expense:  The operating expenses associated with the underlying Fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.15%; at the Fund level the fee is 0.90%, for a total expense of 1.05%.

Neuberger Berman AMT Regency Account (SA#38)

•	Investment Objectives: This Investment Option seeks growth of capital. The long-term objective is to exceed the return of the Russell Mid-Cap Value Index.

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Investment Strategies:  To achieve its objective, this Investment Option invests in shares from the Neuberger Berman AMT Regency Portfolio (the “Fund”), a variable insurance trust fund.  The Fund invests mainly in common stocks of mid-capitalization companies and invests in common stocks of established mid-to-large capitalization companies.  Specifically, the Fund looks for well-managed companies whose stock prices are undervalued.  Factors in identifying these firms may include: strong fundamentals, such as company’s financial, operational and competitive positions; consistent cash flow; and a sound earnings record through all phases of the market cycle.  The management may also look for other characteristics in a company, such as a strong position relative to competitors, a high level of stock ownership among management and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

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Primary Risks:  Inflation Risk; Liquidity Risk; Index Sampling Risk; Investment-Style Risk; and Market Risk.  This Account involves greater risk than large-cap stocks; therefore, it is a more aggressive investment.  Mid-cap stocks are traditionally less stable than large-cap stocks since they are typically smaller companies with track records that are still growing.

•	Account Manager: LNL is the registered investment advisor, and the fund in which the Separate Account is currently invested is managed by Neuberger Berman Management, Inc.

•
Expense: The operating expenses associated with the underlying Fund have been deducted from the rates of return.  At the Separate Account level the fee is 0.15%; at the Fund level the fee is 0.96%, for a total expense of 1.11%.

 Lincoln National Corporation Common Stock Account

•	Investment Objectives: This Investment Option is referred to as an Employee Stock Ownership Plan. It is designed to provide participants with the opportunity to invest in employer securities.

•	Investment Strategies: To achieve its objective, this Investment Option invests exclusively in shares of LNC Common Stock.

•
Primary Risks:  Investment-Style Risk; Inflation Risk and Market Risk. This is a non-diversified Investment Option, investing in the stock of a single issuer.  It is therefore a riskier investment than an Investment Option that invests in a diversified pool of stocks of companies with similar characteristics as this Account.  For a description of the risks associated with investment in Lincoln National Corporation, see “Risk Factors” beginning on page 3 of this Prospectus.  It is a market-valued account, meaning that both the principal value and the investment return may go up and down on based the market price of the stock held in the fund.  For a more detailed description of LNC Common Stock.  See “Lincoln National Corporation Common Stock” below.

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Dividends:  Participants have the option to receive their LNC Common Stock Account dividends in cash or to reinvest them.  Dividends paid with respect to your investment in the Common Stock Account will be automatically reinvested in Common Stock-no action is required if you wish to continue to reinvest dividends.  If you want to receive future dividends in cash, you should note that cash distributions of dividends can only be made with respect to vested Common Stock.  Wells Fargo will pay your dividends by check as soon as administratively practicable after the dividend payment date.

If you are vested and currently invest in the LNC Common Stock Account, and would like to receive dividends in cash, you may change the default dividend reinvestment option by visiting the Wells Fargo web site and selecting Dividend Elections. The dividend payment election link will appear on the following page.  Click on the circle that says” “Pay as a cash dividend.”  You may change this election as often as you wish, but only the last election on file before the deadline for the applicable dividend payment date will control.  You may also change their dividend election by calling Wells Fargo at 888-245-9798. Changes made by 3 p.m. (Central Time) on the last business day before dividends are paid will be applied to the dividends payable on February 1, May 1, August 1, and November 1.

You should be aware that choosing to receive your dividends in cash may result in a lower account value upon retirement, due to fewer assets in the Plan and diminished ability to leverage the power of pre-tax compounding of earnings.

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Share Ownership: As stated previously, this Investment Option is unitized.  This means if you invest in this Investment Option you will not actually own the LNC Common Stock held in the Account.  Instead, your Plan account will be credited with units equal in value to the amount of your contribution.  The Plan will own the actual shares of LNC Common Stock, and the shares are held in Wells Fargo’s name.  You may become a direct owner of the shares of LNC Common Stock through the Plan only when you take a withdrawal or distribution and receive our Common Stock.

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Share Voting Rights: If you invest in this Investment Option, you will have “pass-through voting rights.”  This means that Wells Fargo will vote the shares in the manner that you direct, in you sign and return the proxy card in time.  You will have voting rights for the number of shares in this Investment Option that is proportionate to the size of your investment.  Otherwise, Wells Fargo will vote your interest in the Investment Option in the same proportion as the other Plan participants who voted.

•
Trading Restrictions: Officers of LNC and certain other participants (“Restricted Employees”) with access to inside information are subject to regular quarterly trading restrictions imposed by LNC's "Insider Trading and Confidentiality Policy" on any transaction, except normal payroll deductions, that might cause an increase or decrease in that person’s interest in the Fund.  Except for trading under a written securities trading plan meeting the requirements of Rule 10b5-1, Restricted Employees may only engage in fund switching transactions to increase or decrease their interest in this Option during previously announced window trading periods. Other Participants may also be subject to trading restrictions under the Policy.

•	Account Manager: Wells Fargo Bank.

•	Expense: 0.00%

PLAN INTERESTS ARE SECURITIES

Persons participating in the Plan acquire an interest in the Plan assets held and administered by the Plan Trustee. This interest is itself a security and its acquisition entails the risk of loss as well as the possibility of gain. The character and extent of the participant’s interest in the Plan assets and his rights and options in relation thereto are discussed in detail in this prospectus supplement. Before deciding to participate, participants should carefully read this prospectus supplement and consider and assess the risks and opportunities in view of their individual situation.

LINCOLN NATIONAL CORPORATION COMMON STOCK
AND PREFERRED STOCK

General

Our articles of incorporation currently authorize the issuance of 800,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.  We may issue our Preferred Stock from time to time in one or more series by resolution of our board of directors.  We have outstanding one series of Preferred Stock, consisting of LNC’s $3.00 Cumulative Convertible Preferred Stock, Series A (without par value), which we refer to as “Series A preferred stock.”  At March 7, 2008, we had issued and outstanding 259,340,662 shares of Common Stock and 11,768 shares of Series A preferred stock.

The following descriptions of the classes of our capital stock are summaries, do not purport to be complete, and are subject, in all respects, to the applicable provisions of the Indiana Business Corporation Law, which we refer to the IBCL (described below), and our articles of incorporation (including a board of directors’ certificate of resolution designating the rights and preferences of the Series A preferred stock), our Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 28, 1969, including any amendments or reports filed for the purpose of updating such description, which, in each case, are included as exhibits to the registration statement that includes this prospectus.

Common Stock

Transfer Agent and Registrar.  Our Common Stock is traded on the New York and Chicago Stock Exchanges under the symbol “LNC.”  The registrar and transfer agent is BNY Mellon Shareowner Services.

Voting Rights.  Except as set forth below under “Anti-Takeover Provisions—Certain State Law Provisions, each holder of record of our Common Stock is entitled to one vote for each share of our Common Stock held on all matters submitted to a vote of the shareholders, including election of directors.  Holders of our Common Stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights.  The holders of our Common Stock may receive cash dividends, if and when declared by our board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of Preferred Stock or other special classes of stock.

Liquidation Rights.  In the event of a liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any Preferred Stock that may at the time be outstanding.

Preemptive Rights.  Holders of our Common Stock do not have any preemptive or similar equity rights.

Preferred Stock and Series A Preferred Stock

General.  Our articles of incorporation authorize our board of directors to provide for the issuance of up to 10 million shares of Preferred Stock, in one or more series, and to fix by resolution and to the extent permitted by the IBCL, the relative rights, preferences and limitations of each series of Preferred Stock, including dividend, redemption, liquidation, sinking fund, conversion and other provisions in the resolutions or certificate establishing or designating the series, without a vote or any other action taken by our shareholders.

Shares Outstanding.  We currently have only one series of Preferred Stock outstanding, the Series A Preferred Stock.  All outstanding shares of Series A preferred stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Rights.  Each holder of Preferred Stock of any series outstanding is entitled to one vote per share and to vote together, as a single class, with holders of our Common Stock on all matters submitted to a vote of the common shareholders.

Special Voting Rights With Respect to Directors.  In the event that six or more quarterly dividends, whether or not consecutive, on any series of Preferred Stock are in default, the holders of any outstanding series of Preferred Stock as to which the default exists will be entitled, at the next annual meeting of shareholders, to vote as a class to elect two of our directors.  This right will continue with respect to shares of cumulative Preferred Stock, including the Series A preferred stock, until all accumulated and unpaid dividends on all such shares, the holders of which are entitled to vote at the previous special meeting of shareholders, have been paid or declared and set aside for payment and, with respect to shares of non-cumulative Preferred Stock, if any, until any non-cumulative dividends have been paid or declared and set apart for payment for four consecutive quarterly dividend periods on all such shares, the holders of which were entitled to vote at the previous annual meeting of shareholders.

Other Special Voting Rights.  In addition, the approval of the holders of record of at least two-thirds of the outstanding shares of all series of our Preferred Stock, voting as a class, will be required to take the following actions:

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amend our articles of incorporation to create or authorize any stock ranking prior to or on a parity with the outstanding Preferred Stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

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to create or authorize any security convertible into shares of stock ranking prior to or on a parity with the outstanding Preferred Stock with respect to the payment of dividends or distributions upon dissolution, liquidation or winding up;

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amend, alter, change or repeal any of the express terms of any outstanding Preferred Stock, or any series thereof, in any prejudicial manner (provided only holders of two-third of the outstanding shares of the series prejudiced by such change or repeal need consent to such action);

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merge or consolidate with another corporation where we are not the surviving entity, if the rights, preferences or powers of the Preferred Stock would be adversely affected or if securities would thereupon be authorized or outstanding which could not otherwise have been created without the approval of the preferred shareholders; or

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authorize, or revoke a previously authorized, voluntary dissolution of LNC, approve any limitation of the terms of our existence, or authorize the sale, lease, exchange or other disposition of all or substantially all of our property.

Dividend Rights.  To the extent permitted by law, holders of LNC Series A preferred stock are entitled to receive, but only when and as declared by our board of directors, cash dividends at the per annum rate of $3.00 per share, payable $0.75 per share quarterly.  Dividends on the Series A preferred stock are cumulative.

Liquidation:  Holders of Series A preferred stock are entitled to a liquidation preference of $80.00 per share, plus accrued dividends, before any assets may be distributed to holders of our Common Stock or any other stock ranking junior to the Series A preferred stock.

Redemption:  The Series A preferred stock may be redeemed at any time at the option of our board of directors, in whole or in part, at a redemption price of $80.00 per share plus accrued but unpaid dividends.

Conversion.  Each share of Series A preferred stock is currently convertible at the option of the holder thereof into sixteen shares of our Common Stock, subject to certain further adjustments.  There is no conversion rate adjustment for a merger.

Anti-Takeover Considerations

Certain Provisions of LNC’s Restated Articles of Incorporation.

Our restated articles of incorporation provide that the affirmative vote of the holders of three-fourths of our voting stock is required to amend Article III, which deals with the number, classification, qualifications and removal of directors. Article III provides that the number of directors may be fixed in the bylaws, that qualifications for directors may be set in the bylaws, and that the bylaws may provide for classification of our board of directors. The bylaws can be amended only by action of our board of directors. Article III also provides that directors can be removed, with or without cause, at a meeting of shareholders called expressly for that purpose upon the affirmative vote of the holders of at least three-fourths of our voting stock.

The provisions of Article III requiring the affirmative vote of three-fourths of our voting stock to amend Article III could make it difficult for the shareholders to change the existing provision of that article, which, in turn, could discourage proxy contests and tender offers and make it more likely that incumbent directors will maintain their positions.

Article IV of our restated articles of incorporation also provide that no shares of the common stock of The Lincoln National Life Insurance Company, our primary insurance subsidiary, may be sold, leased, exchanged, mortgaged, pledged or otherwise disposed of except by the vote of the holders of three-fourths of our shares outstanding and entitled to vote thereon at an annual or special meeting of shareholders.

Article V of our restated articles of incorporation contains a “fair price” provision which requires, subject to certain exceptions, the holders of at least three-fourths of our voting stock to approve certain kinds of business combinations involving LNC and any shareholder holding 10% or more of our voting stock or certain affiliates of that shareholder unless:

•	the transaction is approved by a majority of the members of our board of directors who are not affiliated with the 10% shareholder making the proposal; or

•	the transaction meets certain minimum price and procedural requirements.

In either of these cases, only the normal shareholder and director approval requirements of the IBCL would govern the transaction. The “fair price” provision may be amended or repealed only upon the affirmative vote of the holders of at least three-fourths of our voting stock. The “fair price” provision is intended to increase the likelihood that all our shareholders will be treated similarly if certain kinds of business combinations are effected. The “fair price” provision may have the effect of making a takeover of us more expensive and may therefor discourage tender offers for less than three-fourths of our stock and acquisitions of substantial blocks of our stock with a view to acquiring control of us.

Certain State Law Provisions.

Chapter 43 of the IBCL also restricts business combinations with interested shareholders. It prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between certain corporations having 100 or more shareholders that also have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934 (which includes us) and an interested shareholder, defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares of that corporation, for five years following the date the shareholder acquired such 10% beneficial ownership, unless the acquisition or the business combination was approved by the board of directors in advance of that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect to opt out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our restated articles of incorporation do not elect to opt out of these provisions.

Chapter 42 of the IBCL includes provisions designed to protect minority shareholders in the event that a person acquires, pursuant to a tender offer or otherwise, shares giving it more than 20%, more than 33 1/3%, or more than 50% of the outstanding voting power (which we refer to as “control shares”) of an “issuing public corporation.” Unless the issuing public corporation’s articles of incorporation or bylaws provide that Chapter 42 does not apply to control share acquisitions of shares of the corporation before the control share acquisition, an acquirer who purchases control shares cannot vote the control shares until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding the control shares and any shares held by officers of the corporation and employees of the corporation who are directors thereof), approve in a special or annual meeting the rights of the acquirer to vote the control shares. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares.

“Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

•	more than 10% of its shareholders resident in Indiana;

•	more than 10% of its shares owned by Indiana residents; or

•	10,000 shareholders resident in Indiana.

An issuing public corporation may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Our restated articles of incorporation do not elect to opt out of these provisions.

Indiana insurance laws and regulations provide that no person may acquire our voting securities if that person would directly or indirectly be in control of us after the acquisition, unless that person has provided certain required information to us and to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved the acquisition. Control of us is presumed to exist if any person beneficially owns 10% or more of our voting securities. Furthermore, the Indiana Insurance Commissioner may determine, after notice and hearing, that control exists despite the absence of a presumption to that effect. Consequently, no person may acquire, directly or indirectly, 10% or more of our voting securities to be outstanding after any offering of securities pursuant to this prospectus, or otherwise acquire control of us, unless that person has provided such required information to the Indiana Insurance Commissioner and the Indiana Insurance Commissioner has approved such acquisition.

EXPERTS

The financial statements of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. In addition, the consolidated financial statements of LNC included in LNC’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and the effectiveness of LNC’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such financial statements and management's assessment of internal control over financial reporting are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of our Common Stock offered hereby was passed upon for us by Dennis L. Schoff, Esquire, Senior Vice President and General Counsel of Lincoln National Corporation.  As of March 31, 2008, Mr. Schoff beneficially owns approximately 177,192 shares of our Common Stock including options exercisable within sixty (60) days of the date of the Registration Statement.  The validity of the interests in the Plan to which this prospectus relates was passed upon for the Plan by Karen F. Kanjian, Esquire, Second Vice President and Senior Counsel of LNC.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information and documents with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at:

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public reference room maintained by the SEC in: Washington, D.C. (100 F. Street, N.E., Room 1580, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330, or

•	the SEC website located at www.sec.gov.

This prospectus supplement is a combined prospectus, which is part of Registration Statements filed on Form S-1 and S-3 with the SEC under the Securities Act. This prospectus supplement does not contain all of the information set forth in the Registration Statements and the exhibits and schedules to the Registration Statements. For further information concerning us and the securities, you should read the entire Registration Statements and the additional information described under “Documents Incorporated by Reference” below. The Registration Statements have been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statements or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

Information about us, including the additional information described under “Documents Incorporated by Reference” is also available on our web site at http://www.lincolnfinancial.com. This URL and the SEC’s URL above are intended to be inactive textual references only. Such information on our or the SEC’s web site is not a part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed (File No. 1-6028) with the SEC in accordance with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and are incorporated by reference in this prospectus supplement:

•	LNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	LNC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	LNC’s Current Reports on Form 8-K filed with the SEC on February 13, April 1, (except Item 7.01 on such Form 8-K shall not be deemed incorporated by reference herein) and May 6, 2008;

•	The description of LNC’s Common Stock contained in Form 10 filed with the SEC on April 28, 1969, including any amendments or reports filed for the purpose of updating that description; and

•	The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan’s Annual Report on Form 11-K for the fiscal year ended December 31, 2007.

Each LNC document filed subsequent to the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon the written or oral request of such person, a copy of the documents incorporated by reference as described above (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents), copies of all documents constituting part of the prospectus for the Plan, and copies of the Plan.  Please direct your oral or written request to:  C. Suzanne Womack, 2nd Vice President & Secretary, 150 N. Radnor Chester Road, Radnor, PA  19342, 610-583-1400, or swomack@lfg.com.